Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Belle Isle Craft Spirits, Inc.
615 Maury St
Richmond, VA 23224
https://www.belleislecraftspirits.com/

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Belle Isle Craft Spirits, Inc.
Address: 615 Maury St, Richmond, VA 23224
State of Incorporation: VA
Date Incorporated: April 10, 2013

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Series B Preferred Stock when the company raises $2,000,000.00 in a qualified equity financing.
Maturity Date: December 31, 2027

Discount Rate: 20.0%
Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Series B Preferred Stock

Voting Rights:
1 vote per share.

Material Rights:

<p>Liquidiation Preference:</p> <p>(a) Upon the occurrence of any Liquidation Event (as defined below), the holders of shares of Series B Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) one times (1x) the Series B Original Issue Price (as defined below) together with any dividends declared but unpaid thereon, and (b) such amount per share of Series B Preferred as would have been payable had all shares of Series B Preferred been converted into Common Stock pursuant to Section B.2 of Article IV immediately prior to such Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Series B Liquidation Amount"). If upon any such Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series B Preferred the full amount to which they shall be entitled under this Section B.1(a) of Article IV, the holders of shares of Series B Preferred shall share ratably in any distribution of the

assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The “Series B Original Issue Price” shall mean $30.14781 per share of Series B Preferred subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.</p> <p>(b) Upon the occurrence of any Liquidation Event, after the full payment of the Series B Liquidation Amount, the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred then outstanding, treated as a single class for the purpose of this Section B.1(b) of Article IV, shall (on a pari passu basis) be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to: (i) with respect to the Series A-1 Preferred Stock, one and four-tenths times (1.4x) the Series A-1 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the “Series A-1 Liquidation Amount”); (ii) with respect to the Series A-2 Preferred Stock, one and four-tenths times (1.4x) the Series A-2 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the “Series A-2 Liquidation Amount”); and (iii) with respect to the Series A-3 Preferred Stock, one and four-tenths times (1.4x) the Series A-3 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the “Series A-3 Liquidation Amount”). If upon any such Liquidation Event the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred the full amount to which they shall be entitled under this Section B.1(b) of Article IV, the holders of shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The “Series A-1 Original Issue Price” shall mean $10.00 per share for the Series A-1 Preferred, the “Series A-2 Original Issue Price” shall mean $17.54 per share for the Series A-2 Preferred, and the “Series A-3 Original Issue Price” shall mean $21.01 per share for the Series A-3 Preferred each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.</p> <p>(c) Upon the occurrence of any Liquidation Event, after the payment in full of the Series B Liquidation Amount, the Series A-1 Liquidation Amount, the Series A-2 Liquidation Amount and the Series A-3 Liquidation Amount, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of shares of Common Stock, Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Articles of Incorporation immediately prior to such Liquidation Event.</p> <p>(d) Unless waived in any specific instance by

the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class (which majority includes the holders of a majority of the Series B Preferred, voting as a</p> <p>separate class) (the “Preferred Majority”), in any specific instance a "Liquidation Event" shall mean any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, and shall be deemed to be occasioned by, or to include: </p> <p>(i) a sale or transfer of all or substantially all of the assets of the Corporation in any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger or consolidation);</p> <p>(ii) any merger, consolidation or reorganization to which Corporation is a party, by means of any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger or consolidation), except for a merger, consolidation or reorganization in which Corporation is the surviving corporation or after giving effect to such merger, consolidation or reorganization, the holders of Corporation's outstanding capital stock (on a fully-diluted basis) immediately prior to the merger, consolidation or reorganization or their affiliates will own, immediately following the merger, consolidation or reorganization, capital stock holding a majority of the voting power of Corporation or the surviving corporation, as the case may be;</p> <p>(iii) any sale or series of sales of shares of Corporation's capital stock by the holders thereof which results in any person or group of affiliated persons (other than the current owners of Corporation's capital stock) owning capital stock holding a majority of the voting power of Corporation; or</p> <p>(iv) any liquidation, dissolution or winding up of Corporation; except that the consolidation with a wholly-owned subsidiary of the Corporation, or a merger effected exclusively to change the domicile of the Corporation, or the sale by the Corporation of shares of its capital stock to investors in bona fide equity financing transactions, or in a Qualified Public Offering (as defined below), shall not be deemed a Liquidation Event for this purpose.</p> <p>(e) If any of the assets of the Corporation as a result of a Liquidation Event are to be distributed in a form other than cash, its value will be deemed its fair market value as determined in any acquisition agreement between the Corporation and the acquiring party, and if there is no such agreement, then in good faith by the Board of Directors. Any securities to be delivered to the holders of the Preferred Stock or Common Stock, as the case may be, shall be valued as follows:</p> <p>(i) If traded on a securities exchange or through the NASDAQ Global Market System (or a similar national quotation system) or the NASDAQ Capital Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) day period ending three (3) days prior to the closing;</p> <p>(ii) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing;</p> <p>(iii) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors; and</p> <p>(iv) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate

or former affiliate) shall be valued at an appropriate level to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.</p> <p>(f) The Corporation shall give each holder of record of Preferred Stock written notice of an impending transaction that would constitute a Liquidation Event not later than thirty (30) days prior to the shareholders' meeting called to approve such transaction, or thirty (30) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holder in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction, and the Corporation shall thereafter give such holder prompt notice of any material changes. The transaction shall in no event take place sooner than thirty (30) days after the Corporation has given the first notice provided for herein or sooner than thirty (30) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened or waived entirely upon the Corporation's receipt of written consent of the holders of Preferred Majority.</p> <p></p> <p>Conversion: Each share of the Preferred Stock shall automatically be converted into one share of Common Stock upon the earlier of (i) immediately prior to the closing of the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with aggregate gross proceeds to the Corporation of at least $25,000,000 before deduction of underwriting discounts, registration fees and the like (a "Qualified Public Offering"), and (ii) upon the vote of the Preferred Majority.</p>

**Annual Interest Rate subject to adjustment of 5% - 30%. See bonus interest perks below*

<u>Investment Incentives & Bonuses*</u>

<u>Time-Based Perks</u>

First Two Weeks | $1,000+

Invest $1,000+ within the first two weeks and receive 5% increase in the annual interest rate

First Two Weeks | $5,000+

Invest $5,000+ within the first two weeks and receive 7% increase in the annual interest rate

First Two Weeks | $10,000+

Invest $10,000+ within the first two weeks and receive 10% increase in the annual interest rate

<u>Volume-Based Perks</u>

Tier 1 | $500+

Invest $500+ and receive early access to a super secret product release, along with 1 exclusive Belle Isle Moonshine shirt and a set of 2 custom Belle Isle Moonshine cocktail glasses.

Tier 2 | $1,000+

Invest $1,000+ and receive perks from previous tiers, along with early access to our first ever Bourbon release in Q4 2023, 1 exclusive Belle Isle Moonshine hoodie, and access to 15% off Belle Isle merch.

Tier 3 | $5,000+

Invest $5,000+ and receive perks from previous tiers, along with a lifetime of free neat tastings at our tasting room and access to 25% off Belle Isle merch.

Tier 4 | $10,000+

Invest $10,000+ and receive perks from previous tiers, along with an invitation to a private community where you will help us decide on future products and an artist-signed bottle of our next specialty release.

Tier 5 | $25,000+

Invest $25,000+ and receive perks from previous tiers, along with an invitation to a private opening of our new distillery tasting room and bar.

Tier 6 | $50,000+

Invest $50,000+ and receive perks from previous tiers, along with an invitation to an in-person VIP R&D tasting panel of new and experimental products.

Loyalty Bonus

Previous investors will receive 10% bonus interest.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus interest perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus interest perks because they would be receiving a benefit from their IRA account.

The 10% Bonus for StartEngine Shareholders

Belle Isle Craft Spirits, Inc. ("Belle Isle Craft Spirits" or the "Company") will offer 10%

additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's Bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Belle Isle Craft Spirits, Inc. ("Belle Isle Craft Spirits" or the "Company") is a C-Corp. organized under the laws of the state of Viriginia on 4/10/2013. We believe our product, "Belle Isle Moonshine," is the premium moonshine on the market today. The spirits market has both premium and value segments, similar to most consumer markets. Surprisingly, the moonshine category is the only one still lacking a premium player. Research has shown that a significant proportion of consumers, four out of ten, will opt for premium priced or branded products. Two examples of premiumization success stories in the spirits industry include Patrón, which elevated the tequila category, and Grey Goose and Absolut, which did the same for vodka. Before their success, both categories were solely made up of value brands.

Business Model

Belle Isle Craft Spirits is proud to produce and bottle our exceptional craft spirits right here in Richmond, Virginia. We have a diverse range of revenue streams that allow us to reach customers through various channels.

1. Virginia ABC: We sell our products to the Virginia ABC, which then distributes them to over 400 locations across the state. Restaurants and bars also purchase our products through the VA ABC. Source: https://www.abc.virginia.gov/stores

2. Direct-to-Consumer: We have a strong direct-to-consumer sales model, offering our products to customers within Virginia as well as in over 35 other states nationwide.

3. Standard Distribution: we have established relationships with various distributors

who purchase our canned cocktails and sell them to restaurant and retail accounts. This multi-faceted approach has allowed us to build a strong brand and grow our customer base in a variety of ways.

Intellectual Property Ownership

Belle Isle holds ownership of multiple registered trademarks, is in possession of a Distilled Spirits Plant permit issued by the Alcohol and Tobacco Tax and Trade Bureau (TTB), and has been granted a license by the Virginia Department of Alcoholic Beverage Control. These legal entitlements lend credibility to the business and are indicative of its compliance with both state and federal regulations governing the production and sale of alcoholic beverages.

Competitors and Industry

Competitors

Our competitors, in terms of bottles, are Deep Eddy Vodka and Titos. High Noon and Cutwater are our competitors on the canned cocktail side.

Our products have a smooth, clear, and distinct taste that sets them apart from other moonshine brands and clear spirit competitors, such as vodka. We take pride in using only 100% organic corn and all-natural ingredients, avoiding any artificial flavors or colors. Additionally, our products are versatile and can be used in both simple drinks and complex craft cocktails. Our brand and packaging also showcase our premium, elevated approach compared to the standard moonshine in a mason jar. We have built a cult following and loyal fanbase in our home market, which translates to a solid return customer rate (30% in 2022).

Industry

In the ever-changing spirits industry, product innovation is constant as new and trendy ingredients emerge. Our product line allows us to stay ahead of the curve and offer a diverse selection of flavors and infusions, ranging from simple yet delicious options such as Cold Brew Coffee to more complex and unique flavor pairings like Honey Habanero and Lemon Lavender. As the ready-to-drink (RTD) beverage category has also rapidly expanded, we have continued to innovate by creating our own line of canned cocktails that incorporate our premium moonshine as the base spirit, setting our taste profile above those containing sugar and malt fermented bases.

Spirits are gaining market share every year over Beer. In 2000, beer accounted for 55% of the overall market share while spirits accounted for 29%. Today, the consumer landscape has dramatically shifted. In 2022, beer accounted for just 41%, while spirits accounted for 42% of the overall market share. Spirits have gained 13 points of total market share since 2000.

Craft Spirits still have room to grow. Today, the craft beer market share of total US beer is almost 24%. The craft spirits market share of total US spirits sales is just 7.5%.

Belle Isle's demographic is the Vodka demographic (BICS Demographic doc). Our target and actual demographic mirrors that of vodka - 70% of our customers are between the ages of 21-49 with over 65% of those customers being female.

Current Stage and Roadmap

Current Stage

The company is in market. We are currently selling variety packs including Cherry Lime Drive, Ice Pick, Honey Hab Lemonade, Transfusion, Ruby Red & Soda, Blood Orange & Soda, Honey Hab & Pineapple, Bramble On, and Shine & Soda.

We are also selling 15 different stand-alone beverages including but not limited to: Belle Isle Pineapple Coconut, Belle Isle Strawberry Matcha, Belle Isle Lemon Lavender, Belle Isle 100 Proof, Belle Isle Blood Orange, Belle Isle Cold Brew Coffee, Belle Isle Ruby Red Grapefruit, Belle Isle Honey Habanero, and more!

Future Roadmap

We have ambitious expansion plans, including launching a tasting room, accelerating direct-to-consumer sales, increasing our national distribution footprint, and partnering with a rising celebrity spokesperson. Belle Isle is committed to innovation, with a product line that includes unique flavors and canned cocktails in a rapidly growing segment of the market.

The Team

Officers and Directors

Name: Vincent Michael Riggi

Vincent Michael Riggi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Chief Executive Officer, Director
  Dates of Service: April, 2013 - Present
  Responsibilities: Vince is responsible for the day to day operations at Belle Isle as CEO. He manages the employees, board of directors, and shareholders. He receives an annual salary of $100,000 and equity bonuses. He also currently owns 6.96% of the equity in the company.

Name: Michael David Provance

Michael David Provance's current primary role is with Alpine Growth Partners. Michael David Provance currently services Less than 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director (Part Time)
  Dates of Service: June, 2021 - Present
  Responsibilities: Mike serves as an external board member providing governance to the company's leadership. He does not receive compensation and does not own any equity.

Other business experience in the past three years:

- **Employer:** Alpine Growth Partners
  Title: Managing Partner
  Dates of Service: January, 2022 - Present
  Responsibilities: Mike leads the approach to strategic and operational advisory services for growth- and scale-stage companies. He helps CEOs, owners, and investors of companies ranging from $5 to $25 million top-line grow their revenue and increase margins by unlocking value from operational leverage based on improved systems, powerful data tools, and digital strategies.

Other business experience in the past three years:

- **Employer:** 3x3
  Title: CEO
  Dates of Service: January, 2018 - December, 2022
  Responsibilities: Mike led $20M B2B insights and marketing tech company focused on the alcohol industry. He crafted new-to-industry strategy for data collection and localized loyalty marketing. He packaged business for strategic sale by investor and led outreach to recruit prospective acquirers. He designed and directed product team to build marketing data platform on a quarterly product release schedule that analyzed millions of shopper profiles and baskets, delivering near real-time intelligence and activation for brand and retail clients.

Name: Brandon Tyler Day

Brandon Tyler Day's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Marketing
  Dates of Service: July, 2016 - Present
  Responsibilities: Brandon oversees all marketing, digital, creative, and brand efforts and strategy. He receives an annual salary of $108,000 and does not own any equity in the company.

Name: Brian Wells Quigley

Brian Wells Quigley's current primary role is with Qnovia, Inc. Brian Wells Quigley currently services Less than 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director (Part Time)
  Dates of Service: August, 2022 - Present
  Responsibilities: Brian serves a member of the board. He does not receive compensation and owns 0.52% of the equity in the company.

Other business experience in the past three years:

- **Employer:** Qnovia, Inc
  Title: Chief Executive Officer (March 2022-Present) and Chief Operating Officer (July 2020-Feb 2022
  Dates of Service: July, 2020 - Present
  Responsibilities: Brian built business strategy and operational plan to pursue FDA CDER authorization for the companies lead asset, a prescription inhalable smoking cessation therapy. Built asset-light operational model maximizing internal and external resources to effectively execute science plans (non-clinical and clinical), clinical device development/commercialization, FDA regulatory engagement and drug product manufacturing in an entrepreneurial and cost-effective way. He also leads ongoing financing and BD discussions with investors and strategic partners. He raised $27MM in funding since July 2020 and secured one co-development agreement.

Other business experience in the past three years:

- **Employer:** Mustgrow Biologics
  Title: Independent Director
  Dates of Service: March, 2019 - March, 2023
  Responsibilities: Brian advised management on company growth strategies, business development, fund-raising and governance. He also served on the Audit committee and Compliance committee experience.

Other business experience in the past three years:

- **Employer:** Lexaria Biosciences
  Title: Independent Director
  Dates of Service: July, 2019 - July, 2021
  Responsibilities: Brian advised management on company growth strategies, business development, fund-raising and governance. He also served on the Audit committee and Compliance committee experience.

Name: Brian Ralph Marks

Brian Ralph Marks's current primary role is with Bonfire.com. Brian Ralph Marks currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and Chairman of the board (Part Time)
  Dates of Service: January, 2014 - Present
  Responsibilities: Brian Marks is Co-Founder and Chairman of the Board. He does not receive compensation and owns 5.7% of the equity in the company.

Other business experience in the past three years:

- **Employer:** Bonfire.com
  Title: CEO
  Dates of Service: November, 2011 - Present
  Responsibilities: Brian serves as CEO of Bonfire.com.

Name: Michael Timothy Malloy

Michael Timothy Malloy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director (Part Time)
  Dates of Service: October, 2019 - Present
  Responsibilities: Michael is a board member. He does not receive compensation and owns 20.26% of the equity in the company.

Name: Joseph Dale Cheely

Joseph Dale Cheely's current primary role is with Cheely Advisory Services, LLC. Joseph Dale Cheely currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer (Part Time)
  Dates of Service: September, 2020 - Present
  Responsibilities: Joe serves as business advisory and financial oversight. Joe receives an annual salary of $36,000.

Other business experience in the past three years:

- **Employer:** Cheely Advisory Services, LLC
  Title: Founder

Dates of Service: April, 2015 - Present
Responsibilities: Joe advises on areas including, but not limited to accounting, financial management, business planning and analysis, operations efficiencies, decision support, growth strategy, financial analysis, investor relations, performance management, and resource management.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited
Any Convertible Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering.

Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
As a holder of convertible notes, you will have no voting rights. If the notes convert into Series B Preferred Stock, you will be a minority holder. As a minority holder of common stock of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Belle Isle Craft Spirits Inc. was formed on 4/10/2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Belle Isle Craft Spirits Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
Because our business is heavily dependent on our intellectual property, the protection of our intellectual property rights is crucial to the success of our business. We rely, or will rely, on a combination of patent, trademark, trade secret, copyright law and/or contractual restrictions to protect our intellectual property. For instance, we have registered our trademark "BELLE ISLE" with the U.S. Patent and Trademark Office ("USPTO"). However, these afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we consider proprietary. Moreover, policing our proprietary rights is difficult and may not always be effective. Litigation or proceedings before the USPTO or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective, time-consuming and could result in substantial costs and diversion of resources and could substantially harm our operating results.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Many entities, including some of our competitors, have or may in the future obtain intellectual property rights that cover or affect products or services related to those that we offer. Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products and services and result in an award of substantial damages. In general, if a court determines that one or more of our products infringes on intellectual property held by others, we may be required to cease developing or marketing those products, to obtain licenses from the holders of the intellectual property, which may not be available at a reasonable cost or at all, or to redesign those products in such a way as to avoid infringing the claims. If a competitor holds intellectual property rights, it may not allow us to use its intellectual property at any price, which could adversely affect our competitive position. The defense of any lawsuit could result in time consuming and expensive litigation regardless of the merits of such claims, and damages, license fees, royalty payments and restrictions on our ability to provide our technology solution could harm our business. We cannot estimate the extent to which we may be required in the future to obtain intellectual property licenses or the availability and cost of any such licenses. Those costs, and their impact on net income, could be material.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right

positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
In response to recent economic challenges, we anticipate that many of the jurisdictions in which we and our customers do or expect to do business will review tax and other revenue raising laws and regulations. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us or our customers. Any changes to these existing tax laws could adversely affect our business operations and our business and financial performance. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers' and our compliance, operating and other costs, as well as the costs of our services and products. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could adversely impact our business and financial performance.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Belle Isle Craft Spirits Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Belle Isle Craft Spirits Inc. could harm our reputation and materially negatively impact our financial condition and business.

The Company's current indebtedness will need to be repaid.
The Company's current indebtedness will need to be repaid. The company owes (i) approximately $291,000 to certainly vendor holders of unsecured promissory notes issued by the company in 2020, each bearing a 2% interest per annum and maturing in 2027, (ii) approximately $604,000 in trade payables and excise tax payable, (iii)

approximately $184,000 in capital lease payments maturing in 2024 and 2025, (iv) approximately $165,000 due to finance companies due in the next 12 months, (v) approximately $175,000 in loans payable to related parties, and (vi) $500,000 to the SBA for and EIDL due over 25 years beginning in 2023. In addition, the Company has outstanding $139,000 from Village Bank on a PPP loan on January 28, 2021. Our ability to repay our outstanding debt will depend on our ability to achieve significant and sustained growth in our cash from operations and to complete any necessary financing. We may not be able to generate sufficient cash to service our indebtedness, and if we cannot, we may have to forego or delay development and enhancement of our technically technology restructure or refinance our indebtedness or seek additional equity capital or debt financing. Any inability to do so could have a material adverse effect on the Company and its prospects.

The Company has implemented an enhanced value cash bonus plan.
The Company has implemented an enhanced value cash bonus plan (the "Enhanced Value Plan") that would pay to participating executives as cash bonus compensation their respective vested awards of any increase in the Company's valuation over the Company Base Valuation (as defined in the Enhanced Value Plan) on the date a bonus award is granted. The bonus payments would be made in full upon a Company change of control or over 5 years upon a good leaver termination of employment. As of the date hereof, the awards of an aggregate percentage of 10% of the increase in the Company's valuation over the Company Base Valuation at $2,791,907 have been granted to certain key employees and directors, of which an award of 2.5% of the increase in the Company's valuation has been granted to each of Vincent Riggi and Brian Marks (all awards subject to vesting, forfeiture and other restrictions set forth in the award agreements and the Enhanced Value Plan). The Company Base Valuation for these awards was determined by the Board in accordance with the Enhanced Value Plan.

The Company may recommence its offering of Series C Preferred Stock and its offer to redeem outstanding shares.
In March 2022, the Company commenced an offering of shares of Series C-2 Preferred Stock in an aggregate amount of up to $3,000,000 (the "Series C Offering") and began offering to redeem all or some of the outstanding shares of Common Stock, Series A Preferred Stock (including Series A-1, A-2 and A-3 Preferred Stock) and Series B Preferred Stock of the Company held by the existing shareholders of the Company on certain terms, including price, approved by the Board of Directors (the "Redemption Offer"). The Company has not sold any shares of Series C Preferred Stock in the Series C Offering, has not redeemed any shares of stock pursuant to the Redemption Offer, and, in connection with commencing this Offering, elected to suspend the Series C Offering and Redemption Offer. In the future, the Company may elect to recommence the Series C Offering and/or Redemption Offer.

The Company may face potential shareholders' claims.
The Company has raised more than $10 million from more than 100 investors, who purchased Common Stock, Series A Preferred Stock and Series B Preferred Stock of the Company. Those investors' shares may be diluted by this Offering and they might

bring claims against the Company related to their acquisition, ownership or disposition of such shares, or related to the Offering. The Company does not believe such claims have any merit, but the defense of any such claim could be time consuming and expensive for the Company, and could have a material adverse effect on the Company's business and operation.

The Company currently is operating at a loss and we may never achieve profitability.
We have an unproven business model that has, as of the Effective Date, incurred losses, and we have had negative cash flow. We expect to continue to incur significant operating expenses for the foreseeable future in connection with the continued development and expansion of our business. As a result, we expect to continue to lose money for the foreseeable future. The size of these net losses depends in part on our ability to attract customers, the willingness of our potential customers to acquire our services and products and the level of our expenses. With increased expenses, we will need to generate significant additional revenue to achieve profitability. There can be no assurance that we will be able to achieve operating income or positive cash flows at any time in the future.

Our business objectives must be considered highly speculative, and there is no assurance that we will satisfy those objectives.
No assurance can be given that the Purchasers will realize a return on their investment or that the Purchasers will not lose their entire investment in us. For this reason, each prospective Purchaser should carefully read and understand the Loan Documents (including all exhibits and attachments). All prospective Purchasers should consult with their attorney or business advisors before making an investment.

We face substantial business and financial risks, and all other risks in a rapidly evolving market.
We will encounter challenges and difficulties in rapidly evolving markets, including: potential inability to deliver our products and services on time; industry consolidation, new competitors and large companies may enter our market; increasing net losses and negative cash flows; sales and use tax issues; operational issues associated with conducting business across our broad markets; insufficient revenue or cash flow to be self-sustaining; and if we are successful, difficulties in managing rapid growth. In addition, disruptions in the financial markets and other macro-economic challenges currently affecting the economy may have an adverse impact on our business, results of operations and financial condition. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a growing business. There can be no assurance that we will successfully implement our business plan in a timely or effective manner.

There can be no assurance that we will be able to continue as a going concern.
Our limited operating history, minimal revenue, limited working capital and our capital needs raise substantial doubt about our ability to continue as a going concern. We can provide no assurances that cash generated from operations together with cash received in this Offering and in any future financings will be sufficient to enable us to

continue as a going concern. If we are unable to obtain adequate funding or generate sufficient revenues from the sale of our products and services to satisfy our working capital requirements, we could be required to significantly curtail or even shut down our operations.

Our limited operating history may make it difficult for us or the Purchasers to evaluate trends and other factors that affect our business.
In addition, any evaluation of our business and prospects must be made in light of the risks and difficulties encountered by companies offering products and services in new and rapidly evolving markets. For example, it may be difficult to accurately predict our future revenues, if any, costs of revenues, expenses or results of operations.

Even if we sell all of the Notes offered hereby, we may need to obtain additional financing in the future to become cash flow positive.
We do not have sufficient cash resources at the present time to fund our operations while pursuing the multiple commercialization opportunities currently before us. To complete the implementation of our growth plan within the proposed time frame, to fund operating losses, to accelerate the commercialization of our products and services, to expand our sales and marketing efforts, and to become cash flow positive, we may need to raise funds through additional private equity or debt financings. Further, we may need to raise additional capital if we fail to achieve our revenue projections, if we are not able to sell all of the Notes offered hereby, if our estimates of working capital or capital expenditure requirements change or prove to be inaccurate or if we wish to expand our business beyond our current business model. We may also need to raise significant additional funds to respond to unforeseen marketing or competitive hurdles or to take advantage of unanticipated opportunities.

We may not be successful in raising the funding being sought in this Offering, or in any follow-on financing.
We have no present commitments or arrangements assuring us of any future equity or debt financing, and we may not be able to obtain any equity or debt financing on favorable terms or at all. Any further deterioration of the global economy or delay in its recovery and any further tightening of the credit markets may have an adverse effect on our ability to obtain short-term debt financing. Our choice of financing alternatives may vary from time to time depending on various factors, including the market price of the Equity Securities, conditions in the financial markets and the interest of other entities in strategic transactions with us. If additional capital is raised through the issuance of new Equity Securities, the percentage ownership of our existing owners and the as-converted equity percentage ownership of the holders of Notes will decline, and these Equity Securities may have rights, preferences or privileges senior to those of existing equity owners. Any debt financing, if available, may involve covenants limiting or restricting our operations or future opportunities.

Absent successful execution of our business plan and significant growth of our cash flow, we may not be able to service our existing, and any future, indebtedness.
For example, we may reach the due date or be in a position of being required to repay the Company's indebtedness without the cash to do so. Our ability to repay the

indebtedness and to make any other scheduled debt service payments will depend on our ability to achieve significant and sustained growth in our cash from operations and to complete any necessary additional financing. If we cannot generate sufficient cash from operations to service our indebtedness, we may have to forego or delay development and enhancement of our technology, restructure or refinance our indebtedness or seek additional equity capital or debt financing. We may not be able to affect any refinancing or new financing strategy on satisfactory terms, if at all. If we fail to satisfy our obligations with respect to our indebtedness, this could result in the exercise of enforcement rights by our creditors, including the holders of the Notes. These enforcement rights may include the rights to accelerate the debt and commence an involuntary bankruptcy proceeding against us. In any such proceeding, it is unlikely that Purchasers in the Notes will be repaid in full, if at all.

We may be subject to liability or litigation if our products and services fail to perform as expected.
While we intend to contractually limit our liability for damages arising from our provision of products and services, there can be no assurance that they will be enforceable in all circumstances or in all jurisdictions. Furthermore, litigation, regardless of contractual limitations, could result in substantial cost to us, divert management's attention and resources from our operations and result in negative publicity that may impair our ongoing marketing efforts.

We face competition.
Most of the companies with which we will compete, or that are expected to offer products and services based on alternatives to our products and services, have substantially greater financial, technical, product development, marketing and other resources than we do. These organizations may be better known and may have more customers than we do. The financial resources of these competitors may permit them to adopt more aggressive pricing policies than our policies. While we believe that the products and services we will offer are superior to and more comprehensive than those currently being provided by our competitors and while we plan to continually enhance our products and services, there can be no assurance that the products and services that we will offer will maintain sufficient quality, functionality or cost-effectiveness to compete with existing or future alternatives. Furthermore, there can be no assurance that our competitors will not succeed in developing products and services that are more effective and/or lower priced than those offered by us or that render our products and services obsolete. We believe that our ability to compete depends on factors both within and outside our control. The markets in which we will operate are extremely competitive and can be significantly influenced by the marketing and pricing decisions of larger industry participants. We expect competition in our market to intensify in the future. There can be no assurance that we will be successful in the face of increasing competition from new technologies, products or services introduced by existing competitors and by new companies entering the market. If we cannot compete successfully within our target markets, our business, operating results and financial condition will be materially adversely affected.

Because competition for highly qualified personnel is intense, we might not be able to

attract and retain key personnel and personnel we need to support our planned growth.

Our ability to maintain and expand our management team will depend on our ability to recruit, train and retain top quality people with advanced skills who understand the specific needs of our clients. If we are unable to hire or retain qualified personnel, or if newly hired personnel fail to develop the necessary skills or reach productivity slower than anticipated, it would be more difficult for us to sell our products and services, and we could experience a shortfall in revenue or earnings and not achieve our planned growth.

If we do not execute our growth and profitability strategy successfully, our financial condition and results of operations will be adversely affected.

Our growth will depend to a significant degree on our ability to sell our products and services and to enhance the reach and brand recognition of our products and services. Our ability to implement our growth strategy will also depend on a number of other factors, many of which are or may be beyond our control including: (i) the effectiveness of our media and marketing strategies, (ii) the perception by customers that we offer high quality products and services at attractive prices, (iii) our ability to develop and/or select new products and services that appeal to our customer base and to market such products and services effectively to our target audience, and (iv) our ability to attract, train and retain qualified employees and management. There can be no assurance that we will be able to implement our growth strategy successfully and such inability could have a material adverse effect on our results of operations.

Rapid growth may place a significant strain on our resources.

We anticipate rapid expansion of our operations as we develop and launch our products and services. If we are unable to manage our growth effectively, our business could be materially harmed. Our rapid expansion may place significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope and complexity, we will need to improve and upgrade our systems and infrastructure. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Continued growth could also strain our ability to maintain reliable service levels for our customers, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition will be harmed.

We are subject to a wide variety of laws, regulations and government policies that may change in significant ways.

The recent regulatory changes in our industry made it possible for us to adopt and grow a direct-to-consumer (DTC) business model in Virginia. However, there can be no assurance that laws, regulations and policies will not be changed in ways that will require us to modify our business models and objectives or affect our returns on

investments by restricting existing activities and products, subjecting them to escalating costs or prohibiting them outright. In addition, our proposed expansion of our business to other states will be restricted by the DTC legislation in other states. Continued government scrutiny may impact the requirements for marketing our products and slow our ability to introduce new products, resulting in an adverse impact on our business.

Our operations might be adversely affected by the occurrence of a natural disaster, pandemic or other catastrophic event.
We depend on our principal facilities for the continued operation of our business. Although we have contingency plans in effect for natural disasters or other catastrophic events, these events, including pandemics, terrorist attacks and natural disasters such as hurricanes and earthquakes could disrupt our facilities and adversely affect our operations. Even though we carry business interruption insurance policies and typically have provisions in our contracts that protect us in certain events, we might suffer losses as a result of business interruptions that exceed the coverage available under the insurance policies or for which we do not have coverage. Any natural disaster or catastrophic event affecting us could have a significant negative impact on our operations.

Management has broad discretion in the use of the proceeds of the Offering and may apply these proceeds to uses that do not increase our revenues or market value.
We expect to spend the net cash proceeds of our Offering as set forth in the Agreement. The amounts we intend to spend in each area may not match the actual expenses in any of these areas or the timing of these expenditures. Management will have broad discretion in the use of the net proceeds from the Offering. Because of the number and variability of factors that determine our use of proceeds from the Offering, there can be no assurance that the uses will not vary from current intentions.

The transfer of the Securities is strictly limited by law and under the terms of the Loan Documents and any then-existing governing documents.
There is no public market for the Securities, and we do not expect such a market will develop in the foreseeable future. For these reasons, prospective Purchasers should be fully aware of the potential long-term nature of an investment in us, and should not expect to be able to readily liquidate their investment in the Securities. The Securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any state securities law and are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to private placements of securities. In addition, we do not intend to make public information available that would allow the resale of the Securities under Rule 144 under the Securities Act. Prospective Purchasers will be required to represent in writing in the Agreement that they are purchasing the Securities for their own account for long term investment and not with a view to resale or distribution thereof and also that they agree that the Securities will not be resold without registration under the Securities Act or an exemption therefrom and compliance with any applicable state securities laws. To the extent the Securities are certificated, a legend will be placed on all instruments or certificates evidencing the Securities

stating that the Securities have not been registered under the Securities Act or any state securities laws and setting forth or otherwise referring to the limitations on transferability contained in the Loan Documents any then-existing governing documents and under applicable law.

Additional issuances of Equity Securities do not require the consent of the Note holders and will dilute their ownership percentage upon conversion of the Notes.
On approval of our Board and without any consent of the Purchasers, we may issue additional Equity Securities for such consideration as our Board deems appropriate. On the issuance of such additional Equity Securities, the ownership percentage of our existing equity holders (and the as-converted ownership percentage of the holders of our Notes) will be diluted. Currently our Board is authorized to issue incentive equity to our employees, members of our Board, consultants and strategic partners on terms and conditions to be established by our Board, and such pool may be increased from time to time.

Our governing documents provide for indemnification of our Board, officers and certain other persons.
Our governing documents provide for indemnification of members of our Board, officers, employees or agents if certain applicable standards of conduct are met.

There can be no assurance that adequate proceeds will be received on liquidation.
In the event of our liquidation, the proceeds realized from such liquidation may not be sufficient to repay the Notes and other indebtedness.

The terms of the Notes may not represent fair market terms.
The interest rate, repayment provisions, conversion rights and other aspects of this Offering were determined by us without reference to traditional criteria for determining their market terms, because such terms are not generally available to companies with a limited history of operations. The terms were established to enable us to raise the target gross proceeds in the Offering through the sale of the Notes. Because this Offering is a nonpublic offering and, as such, is not registered under federal or state securities laws, prospective Purchasers will not have the benefit of review by the SEC or any state securities regulatory authority.

We intend to retain all of our earnings for the future operation and expansion of our business and do not anticipate paying any cash distributions in the foreseeable future.
The payment of cash distributions, if any, is subject to the discretion of our Board and will depend on the results of our operations, financial position, capital requirements, general business conditions, restrictions imposed by financing arrangements, legal and regulatory restrictions on the payment of distributions and other factors our Board deems relevant.

Product Acceptance Risk
Our success depends on achieving significant sales and acceptance of our products in the marketplace. If any of our products fails to gain such acceptance or becomes unprofitable, we may choose to eliminate it from our portfolio. The elimination of any product could result in significant write-offs and other expenses, which could

adversely impact our business, financial condition, and results of operations. Additionally, the market perception of our ability to offer a diverse and successful product line could be damaged, further impacting our competitive standing and potential for growth.

Risk of Inadequate Financing
Our plans to build out and launch our tasting room are contingent upon raising sufficient capital, both from this offering and potentially from future financings. There is no guarantee that we will be able to secure the necessary funding on acceptable terms, or at all. Even if we do achieve our capital goals in this campaign, unforeseen costs, delays, or other challenges may require more funding than anticipated, potentially jeopardizing the tasting room project. Failure to launch our tasting room as planned could significantly harm our growth prospects and overall business strategy.

Belle Isle Craft Spirits, Inc. has outstanding tax liens with the states of Indiana, Florida, and New York.
The aggregate total of these tax liens is $5,293. Belle Isle is in the process of working with these states to resolve the outstanding tax liens.

Regulatory Bodies
One potential risk to our business pertains to our relationship with regulatory bodies, specifically the Virginia Alcoholic Beverage Control Authority (VA ABC), under whose stringent governance our operations fall. In 2023, we experienced a delay in remitting payments to the VA ABC, resulting in a temporary suspension of our tasting room operations for several weeks while an audit was conducted. This pause significantly disrupted our sales and tasting activities, creating a tangible impact on our business. With that said, we were still able to produce, sell to the VA ABC and various distributors, and ship outside of the state of Virginia. We have since addressed this lapse and streamlined our payment processes. However, the episode has underscored the risk of potential operational interruptions due to procedural oversights. Future instances of a similar nature could negatively impact our revenue and operational continuity. Potential investors should factor this into their appraisal of our company's risk profile.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Malloy	335,482	Series B Preferred Stock	20.26%
Michael Malloy	11,401	Series A-2 Preferred Stock	
Michael Malloy	4,759	Series A-3 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series B Preferred Stock, Convertible Promissory Note Series 2023 - CF, and Convertible Promissory Note Series April 2023.

Common Stock

The amount of security authorized is 2,500,000 with a total of 164,300 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 50,000 with a total of 50,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Liquidiation Preference:

(a) Upon the occurrence of any Liquidation Event (as defined below), the holders of shares of Series B Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) one times (1x) the Series B Original Issue Price (as defined below) together with any dividends declared but unpaid thereon, and

(b) such amount per share of Series B Preferred as would have been payable had all shares of Series B Preferred been converted into Common Stock pursuant to Section B.2 of Article IV immediately prior to such Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Series B Liquidation Amount"). If upon any such Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series B Preferred the full amount to which they shall be entitled under this Section B.1(a) of Article IV, the holders of shares of Series B Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series B Original Issue Price" shall mean $30.14781 per share of Series B Preferred subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

(b) Upon the occurrence of any Liquidation Event, after the full payment of the Series B Liquidation Amount, the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred then outstanding, treated as a single class for the purpose of this Section B.1(b) of Article IV, shall (on a pari passu basis) be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to: (i) with respect to the Series A-1 Preferred Stock, one and four-tenths times (1.4x) the Series A-1 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-1 Liquidation Amount"); (ii) with respect to the Series A-2 Preferred Stock, one and four-tenths times (1.4x) the Series A-2 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-2 Liquidation Amount"); and (iii) with respect to the Series A-3 Preferred Stock, one and four-tenths times (1.4x) the Series A-3 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-3 Liquidation Amount"). If upon any such Liquidation Event the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred the full amount to which they shall be entitled under this Section B.1(b) of Article IV, the holders of shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series A-1 Original Issue Price" shall mean $10.00 per share for the Series A-1 Preferred, the "Series A-2 Original Issue Price" shall mean $17.54 per share for the Series A-2 Preferred, and the "Series A-3 Original Issue Price" shall mean $21.01 per share for the Series A-3 Preferred each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the

Preferred Stock.

(c) Upon the occurrence of any Liquidation Event, after the payment in full of the Series B Liquidation Amount, the Series A-1 Liquidation Amount, the Series A-2 Liquidation Amount and the Series A-3 Liquidation Amount, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of shares of Common Stock, Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Articles of Incorporation immediately prior to such Liquidation Event.

(d) Unless waived in any specific instance by the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class (which majority includes the holders of a majority of the Series B Preferred, voting as a separate class) (the "Preferred Majority"), in any specific instance a "Liquidation Event" shall mean any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, and shall be deemed to be occasioned by, or to include:

(i) a sale or transfer of all or substantially all of the assets of the Corporation in any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger or consolidation);

(ii) any merger, consolidation or reorganization to which Corporation is a party, by means of any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger or consolidation), except for a merger, consolidation or reorganization in which Corporation is the surviving corporation or after giving effect to such merger, consolidation or reorganization, the holders of Corporation's outstanding capital stock (on a fully-diluted basis) immediately prior to the merger, consolidation or reorganization or their affiliates will own, immediately following the merger, consolidation or reorganization, capital stock holding a majority of the voting power of Corporation or the surviving corporation, as the case may be;

(iii) any sale or series of sales of shares of Corporation's capital stock by the holders thereof which results in any person or group of affiliated persons (other than the current owners of Corporation's capital stock) owning capital stock holding a majority of the voting power of Corporation; or

(iv) any liquidation, dissolution or winding up of Corporation; except that the consolidation with a wholly-owned subsidiary of the Corporation, or a merger effected exclusively to change the domicile of the Corporation, or the sale by the Corporation of shares of its capital stock to investors in bona fide equity financing transactions, or in a Qualified Public Offering (as defined below), shall not be deemed a Liquidation

Event for this purpose.

(e) If any of the assets of the Corporation as a result of a Liquidation Event are to be distributed in a form other than cash, its value will be deemed its fair market value as determined in any acquisition agreement between the Corporation and the acquiring party, and if there is no such agreement, then in good faith by the Board of Directors. Any securities to be delivered to the holders of the Preferred Stock or Common Stock, as the case may be, shall be valued as follows:

(i) If traded on a securities exchange or through the NASDAQ Global Market System (or a similar national quotation system) or the NASDAQ Capital Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) day period ending three (3) days prior to the closing;

(ii) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing;

(iii) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors; and

(iv) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be valued at an appropriate level to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(f) The Corporation shall give each holder of record of Preferred Stock written notice of an impending transaction that would constitute a Liquidation Event not later than thirty (30) days prior to the shareholders' meeting called to approve such transaction, or thirty (30) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holder in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction, and the Corporation shall thereafter give such holder prompt notice of any material changes. The transaction shall in no event take place sooner than thirty (30) days after the Corporation has given the first notice provided for herein or sooner than thirty (30) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened or waived entirely upon the Corporation's receipt of written consent of the holders of Preferred Majority.

Conversion: Each share of the Preferred Stock shall automatically be converted into one share of Common Stock upon the earlier of (i) immediately prior to the closing of the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with aggregate gross proceeds to the Corporation of at least $25,000,000 before deduction of underwriting discounts, registration fees and the like (a "Qualified Public Offering"), and (ii) upon the vote of the Preferred Majority.

Series A-2 Preferred Stock

The amount of security authorized is 71,255 with a total of 71,255 outstanding.

Voting Rights

1 vote per share.

Material Rights

Liquidiation Preference:

(a) Upon the occurrence of any Liquidation Event (as defined below), the holders of shares of Series B Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) one times (1x) the Series B Original Issue Price (as defined below) together with any dividends declared but unpaid thereon, and (b) such amount per share of Series B Preferred as would have been payable had all shares of Series B Preferred been converted into Common Stock pursuant to Section B.2 of Article IV immediately prior to such Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Series B Liquidation Amount"). If upon any such Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series B Preferred the full amount to which they shall be entitled under this Section B.1(a) of Article IV, the holders of shares of Series B Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series B Original Issue Price" shall mean $30.14781 per share of Series B Preferred subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

(b) Upon the occurrence of any Liquidation Event, after the full payment of the Series B Liquidation Amount, the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred then outstanding, treated as a single class for the purpose of this Section B.1(b) of Article IV, shall (on a pari passu basis) be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to: (i) with respect to the Series A-1 Preferred Stock, one and four-tenths times (1.4x) the Series A-1 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-1 Liquidation Amount"); (ii) with respect to the Series A-2 Preferred Stock, one and four-tenths times (1.4x) the Series A-2 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-2 Liquidation Amount"); and (iii) with

respect to the Series A-3 Preferred Stock, one and four-tenths times (1.4x) the Series A-3 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-3 Liquidation Amount"). If upon any such Liquidation Event the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred the full amount to which they shall be entitled under this Section B.1(b) of Article IV, the holders of shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series A-1 Original Issue Price" shall mean $10.00 per share for the Series A-1 Preferred, the "Series A-2 Original Issue Price" shall mean $17.54 per share for the Series A-2 Preferred, and the "Series A-3 Original Issue Price" shall mean $21.01 per share for the Series A-3 Preferred each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

(c) Upon the occurrence of any Liquidation Event, after the payment in full of the Series B Liquidation Amount, the Series A-1 Liquidation Amount, the Series A-2 Liquidation Amount and the Series A-3 Liquidation Amount, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of shares of Common Stock, Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Articles of Incorporation immediately prior to such Liquidation Event.

(d) Unless waived in any specific instance by the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class (which majority includes the holders of a majority of the Series B Preferred, voting as a

separate class) (the "Preferred Majority"), in any specific instance a "Liquidation Event" shall mean any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, and shall be deemed to be occasioned by, or to include:

(i) a sale or transfer of all or substantially all of the assets of the Corporation in any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger or consolidation);

(ii) any merger, consolidation or reorganization to which Corporation is a party, by means of any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger

or consolidation), except for a merger, consolidation or reorganization in which Corporation is the surviving corporation or after giving effect to such merger, consolidation or reorganization, the holders of Corporation's outstanding capital stock (on a fully-diluted basis) immediately prior to the merger, consolidation or reorganization or their affiliates will own, immediately following the merger, consolidation or reorganization, capital stock holding a majority of the voting power of Corporation or the surviving corporation, as the case may be;

(iii) any sale or series of sales of shares of Corporation's capital stock by the holders thereof which results in any person or group of affiliated persons (other than the current owners of Corporation's capital stock) owning capital stock holding a majority of the voting power of Corporation; or

(iv) any liquidation, dissolution or winding up of Corporation; except that the consolidation with a wholly-owned subsidiary of the Corporation, or a merger effected exclusively to change the domicile of the Corporation, or the sale by the Corporation of shares of its capital stock to investors in bona fide equity financing transactions, or in a Qualified Public Offering (as defined below), shall not be deemed a Liquidation Event for this purpose.

(e) If any of the assets of the Corporation as a result of a Liquidation Event are to be distributed in a form other than cash, its value will be deemed its fair market value as determined in any acquisition agreement between the Corporation and the acquiring party, and if there is no such agreement, then in good faith by the Board of Directors. Any securities to be delivered to the holders of the Preferred Stock or Common Stock, as the case may be, shall be valued as follows:

(i) If traded on a securities exchange or through the NASDAQ Global Market System (or a similar national quotation system) or the NASDAQ Capital Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) day period ending three (3) days prior to the closing;

(ii) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing;

(iii) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors; and

(iv) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be valued at an appropriate level to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(f) The Corporation shall give each holder of record of Preferred Stock written notice of an impending transaction that would constitute a Liquidation Event not later than thirty (30) days prior to the shareholders' meeting called to approve such transaction,

or thirty (30) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holder in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction, and the Corporation shall thereafter give such holder prompt notice of any material changes. The transaction shall in no event take place sooner than thirty (30) days after the Corporation has given the first notice provided for herein or sooner than thirty (30) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened or waived entirely upon the Corporation's receipt of written consent of the holders of Preferred Majority.

Conversion: Each share of the Preferred Stock shall automatically be converted into one share of Common Stock upon the earlier of (i) immediately prior to the closing of the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with aggregate gross proceeds to the Corporation of at least $25,000,000 before deduction of underwriting discounts, registration fees and the like (a "Qualified Public Offering"), and (ii) upon the vote of the Preferred Majority.

Series A-3 Preferred Stock

The amount of security authorized is 95,899 with a total of 95,903 outstanding.

Voting Rights

1 vote per share.

Material Rights

Liquidiation Preference:

(a) Upon the occurrence of any Liquidation Event (as defined below), the holders of shares of Series B Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) one times (1x) the Series B Original Issue Price (as defined below) together with any dividends declared but unpaid thereon, and (b) such amount per share of Series B Preferred as would have been payable had all shares of Series B Preferred been converted into Common Stock pursuant to Section B.2 of Article IV immediately prior to such Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series B Liquidation Amount”). If upon any such Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series B Preferred the full amount to which they shall be entitled under this Section B.1(a) of Article IV, the holders of shares of Series B Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon

such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series B Original Issue Price" shall mean $30.14781 per share of Series B Preferred subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

(b) Upon the occurrence of any Liquidation Event, after the full payment of the Series B Liquidation Amount, the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred then outstanding, treated as a single class for the purpose of this Section B.1(b) of Article IV, shall (on a pari passu basis) be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to: (i) with respect to the Series A-1 Preferred Stock, one and four-tenths times (1.4x) the Series A-1 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-1 Liquidation Amount"); (ii) with respect to the Series A-2 Preferred Stock, one and four-tenths times (1.4x) the Series A-2 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-2 Liquidation Amount"); and (iii) with respect to the Series A-3 Preferred Stock, one and four-tenths times (1.4x) the Series A-3 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-3 Liquidation Amount"). If upon any such Liquidation Event the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred the full amount to which they shall be entitled under this Section B.1(b) of Article IV, the holders of shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series A-1 Original Issue Price" shall mean $10.00 per share for the Series A-1 Preferred, the "Series A-2 Original Issue Price" shall mean $17.54 per share for the Series A-2 Preferred, and the "Series A-3 Original Issue Price" shall mean $21.01 per share for the Series A-3 Preferred each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

(c) Upon the occurrence of any Liquidation Event, after the payment in full of the Series B Liquidation Amount, the Series A-1 Liquidation Amount, the Series A-2 Liquidation Amount and the Series A-3 Liquidation Amount, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of shares of Common Stock, Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Articles of Incorporation immediately prior to such Liquidation Event.

(d) Unless waived in any specific instance by the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class (which majority includes the holders of a majority of the Series B Preferred, voting as a

separate class) (the “Preferred Majority”), in any specific instance a "Liquidation Event" shall mean any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, and shall be deemed to be occasioned by, or to include:

(i) a sale or transfer of all or substantially all of the assets of the Corporation in any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger or consolidation);

(ii) any merger, consolidation or reorganization to which Corporation is a party, by means of any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger or consolidation), except for a merger, consolidation or reorganization in which Corporation is the surviving corporation or after giving effect to such merger, consolidation or reorganization, the holders of Corporation's outstanding capital stock (on a fully-diluted basis) immediately prior to the merger, consolidation or reorganization or their affiliates will own, immediately following the merger, consolidation or reorganization, capital stock holding a majority of the voting power of Corporation or the surviving corporation, as the case may be;

(iii) any sale or series of sales of shares of Corporation's capital stock by the holders thereof which results in any person or group of affiliated persons (other than the current owners of Corporation's capital stock) owning capital stock holding a majority of the voting power of Corporation; or

(iv) any liquidation, dissolution or winding up of Corporation; except that the consolidation with a wholly-owned subsidiary of the Corporation, or a merger effected exclusively to change the domicile of the Corporation, or the sale by the Corporation of shares of its capital stock to investors in bona fide equity financing transactions, or in a Qualified Public Offering (as defined below), shall not be deemed a Liquidation Event for this purpose.

(e) If any of the assets of the Corporation as a result of a Liquidation Event are to be distributed in a form other than cash, its value will be deemed its fair market value as determined in any acquisition agreement between the Corporation and the acquiring party, and if there is no such agreement, then in good faith by the Board of Directors. Any securities to be delivered to the holders of the Preferred Stock or Common Stock, as the case may be, shall be valued as follows:

(i) If traded on a securities exchange or through the NASDAQ Global Market System (or a similar national quotation system) or the NASDAQ Capital Market, the value shall be deemed to be the average of the closing prices of the securities on such

exchange over the ten (10) day period ending three (3) days prior to the closing;

(ii) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing;

(iii) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors; and

(iv) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be valued at an appropriate level to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(f) The Corporation shall give each holder of record of Preferred Stock written notice of an impending transaction that would constitute a Liquidation Event not later than thirty (30) days prior to the shareholders' meeting called to approve such transaction, or thirty (30) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holder in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction, and the Corporation shall thereafter give such holder prompt notice of any material changes. The transaction shall in no event take place sooner than thirty (30) days after the Corporation has given the first notice provided for herein or sooner than thirty (30) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened or waived entirely upon the Corporation's receipt of written consent of the holders of Preferred Majority.

Conversion: Each share of the Preferred Stock shall automatically be converted into one share of Common Stock upon the earlier of (i) immediately prior to the closing of the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with aggregate gross proceeds to the Corporation of at least $25,000,000 before deduction of underwriting discounts, registration fees and the like (a "Qualified Public Offering"), and (ii) upon the vote of the Preferred Majority.

Series B Preferred Stock

The amount of security authorized is 560,377 with a total of 398,887 outstanding.

Voting Rights

1 vote per share.

Material Rights

Liquidiation Preference:

(a) Upon the occurrence of any Liquidation Event (as defined below), the holders of shares of Series B Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) one times (1x) the Series B Original Issue Price (as defined below) together with any dividends declared but unpaid thereon, and (b) such amount per share of Series B Preferred as would have been payable had all shares of Series B Preferred been converted into Common Stock pursuant to Section B.2 of Article IV immediately prior to such Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Series B Liquidation Amount"). If upon any such Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series B Preferred the full amount to which they shall be entitled under this Section B.1(a) of Article IV, the holders of shares of Series B Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series B Original Issue Price" shall mean $30.14781 per share of Series B Preferred subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

(b) Upon the occurrence of any Liquidation Event, after the full payment of the Series B Liquidation Amount, the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred then outstanding, treated as a single class for the purpose of this Section B.1(b) of Article IV, shall (on a pari passu basis) be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to: (i) with respect to the Series A-1 Preferred Stock, one and four-tenths times (1.4x) the Series A-1 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-1 Liquidation Amount"); (ii) with respect to the Series A-2 Preferred Stock, one and four-tenths times (1.4x) the Series A-2 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-2 Liquidation Amount"); and (iii) with respect to the Series A-3 Preferred Stock, one and four-tenths times (1.4x) the Series A-3 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-3 Liquidation Amount"). If upon any such Liquidation Event the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred the full amount to which they shall be entitled under this Section B.1(b) of Article IV, the holders of shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would

otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The “Series A-1 Original Issue Price” shall mean $10.00 per share for the Series A-1 Preferred, the “Series A-2 Original Issue Price” shall mean $17.54 per share for the Series A-2 Preferred, and the “Series A-3 Original Issue Price” shall mean $21.01 per share for the Series A-3 Preferred each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

(c) Upon the occurrence of any Liquidation Event, after the payment in full of the Series B Liquidation Amount, the Series A-1 Liquidation Amount, the Series A-2 Liquidation Amount and the Series A-3 Liquidation Amount, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of shares of Common Stock, Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Articles of Incorporation immediately prior to such Liquidation Event.

(d) Unless waived in any specific instance by the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class (which majority includes the holders of a majority of the Series B Preferred, voting as a separate class) (the “Preferred Majority”), in any specific instance a "Liquidation Event" shall mean any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, and shall be deemed to be occasioned by, or to include:

(i) a sale or transfer of all or substantially all of the assets of the Corporation in any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger or consolidation);

(ii) any merger, consolidation or reorganization to which Corporation is a party, by means of any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger or consolidation), except for a merger, consolidation or reorganization in which Corporation is the surviving corporation or after giving effect to such merger, consolidation or reorganization, the holders of Corporation's outstanding capital stock (on a fully-diluted basis) immediately prior to the merger, consolidation or reorganization or their affiliates will own, immediately following the merger, consolidation or reorganization, capital stock holding a majority of the voting power of Corporation or the surviving corporation, as the case may be;

(iii) any sale or series of sales of shares of Corporation's capital stock by the holders thereof which results in any person or group of affiliated persons (other than the current owners of Corporation's capital stock) owning capital stock holding a majority

of the voting power of Corporation; or

(iv) any liquidation, dissolution or winding up of Corporation; except that the consolidation with a wholly-owned subsidiary of the Corporation, or a merger effected exclusively to change the domicile of the Corporation, or the sale by the Corporation of shares of its capital stock to investors in bona fide equity financing transactions, or in a Qualified Public Offering (as defined below), shall not be deemed a Liquidation Event for this purpose.

(e) If any of the assets of the Corporation as a result of a Liquidation Event are to be distributed in a form other than cash, its value will be deemed its fair market value as determined in any acquisition agreement between the Corporation and the acquiring party, and if there is no such agreement, then in good faith by the Board of Directors. Any securities to be delivered to the holders of the Preferred Stock or Common Stock, as the case may be, shall be valued as follows:

(i) If traded on a securities exchange or through the NASDAQ Global Market System (or a similar national quotation system) or the NASDAQ Capital Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) day period ending three (3) days prior to the closing;

(ii) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing;

(iii) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors; and

(iv) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be valued at an appropriate level to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(f) The Corporation shall give each holder of record of Preferred Stock written notice of an impending transaction that would constitute a Liquidation Event not later than thirty (30) days prior to the shareholders' meeting called to approve such transaction, or thirty (30) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holder in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction, and the Corporation shall thereafter give such holder prompt notice of any material changes. The transaction shall in no event take place sooner than thirty (30) days after the Corporation has given the first notice provided for herein or sooner than thirty (30) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened or waived entirely upon the Corporation's receipt of written consent of the holders of Preferred Majority.

Conversion: Each share of the Preferred Stock shall automatically be converted into one share of Common Stock upon the earlier of (i) immediately prior to the closing of the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with aggregate gross proceeds to the Corporation of at least $25,000,000 before deduction of underwriting discounts, registration fees and the like (a "Qualified Public Offering"), and (ii) upon the vote of the Preferred Majority.

Convertible Promissory Note Series 2023 - CF

The security will convert into Series b preferred stock and the terms of the Convertible Promissory Note Series 2023 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: December 31, 2027
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Qualified equity financing or automatic conversion on Maturity Date

Material Rights

Please see Exhibit F of the Offering Memorandum for a complete list of the material terms for the Convertible Note.

Conversion; Repayment Premium Upon Sale of the Company.

(a) Automatic Conversion Upon Qualified Financing. In the event that a Qualified Financing (as defined below) occurs prior to the Maturity Date or a Sale of the Company, then the outstanding principal balance of this Note, together with all accrued and unpaid interest thereon, shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing and (ii) (A) $21.10 per share if a Qualified Financing occurs on or before December 31, 2023, (B) $18.09 per share if a Qualified Financing occurs after December 31, 2023 and on or before December 31, 2024, or (C) $15.07 per share if a Qualified Financing occurs after December 31, 2024 and on or before December 31, 2027 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Company), and otherwise on the same terms and conditions as given to the purchasers of the Equity Securities in such Qualified Financing.

(b) Automatic Conversion Upon Maturity Date. In the event that a Qualified Financing or a Sale of the Company is not consummated prior to the Maturity Date, then effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be automatically converted into Series B Preferred Stock of the Company at a conversion price equal to

$15.07 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Company).

(c) Repayment Premium Upon Sale of the Company. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, (i) the Company will give the Holder at least fifteen (15) days prior written notice of the anticipated closing date of such Sale of the Company, and (ii) at the closing of such Sale of the Company, in lieu of the principal and interest that would otherwise be payable under this Note, the Company will pay to the Holder, in full satisfaction of the Company's obligations under this Note, an aggregate amount equal to the greater of (x) 5 times the aggregate amount of principal and unpaid interest then outstanding under this Note and (y) the amount the Holder of this Note would have received in the Sale of the Company if the Holder had converted the amount of principal and unpaid interest outstanding under this Note into Series B Preferred Stock at a conversion price equal to (A) $21.10 per share if a Sale of the Company occurs on or before December 31, 2023, (B) $18.09 per share if a Sale of the Company occurs after December 31, 2023 and on or before December 31, 2024, or (C) $15.07 per share if a Sale of the Company occurs after December 31, 2024 and on or before December 31, 2027 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Company).

Convertible Promissory Note Series April 2023

The security will convert into Series b preferred stock and the terms of the Convertible Promissory Note Series April 2023 are outlined below:

Amount outstanding: $1,654,763.00
Maturity Date: December 31, 2027
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Qualified equity financing or automatic conversion on Maturity Date

Material Rights

Series B Preferred Stock Material Information

Liquidiation Preference:

(a) Upon the occurrence of any Liquidation Event (as defined below), the holders of shares of Series B Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Common Stock by reason of their ownership thereof, an

amount per share equal to the greater of (a) one times (1x) the Series B Original Issue Price (as defined below) together with any dividends declared but unpaid thereon, and (b) such amount per share of Series B Preferred as would have been payable had all shares of Series B Preferred been converted into Common Stock pursuant to Section B.2 of Article IV immediately prior to such Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Series B Liquidation Amount"). If upon any such Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series B Preferred the full amount to which they shall be entitled under this Section B.1(a) of Article IV, the holders of shares of Series B Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series B Original Issue Price" shall mean $30.14781 per share of Series B Preferred subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

(b) Upon the occurrence of any Liquidation Event, after the full payment of the Series B Liquidation Amount, the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred then outstanding, treated as a single class for the purpose of this Section B.1(b) of Article IV, shall (on a pari passu basis) be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to: (i) with respect to the Series A-1 Preferred Stock, one and four-tenths times (1.4x) the Series A-1 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-1 Liquidation Amount"); (ii) with respect to the Series A-2 Preferred Stock, one and four-tenths times (1.4x) the Series A-2 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-2 Liquidation Amount"); and (iii) with respect to the Series A-3 Preferred Stock, one and four-tenths times (1.4x) the Series A-3 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A-3 Liquidation Amount"). If upon any such Liquidation Event the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred the full amount to which they shall be entitled under this Section B.1(b) of Article IV, the holders of shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series A-1 Original Issue Price" shall mean $10.00 per share for the Series A-1 Preferred, the "Series A-2 Original Issue Price" shall mean $17.54 per share for the Series A-2 Preferred, and the "Series A-3 Original Issue Price" shall mean $21.01 per share for the

Series A-3 Preferred each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

(c) Upon the occurrence of any Liquidation Event, after the payment in full of the Series B Liquidation Amount, the Series A-1 Liquidation Amount, the Series A-2 Liquidation Amount and the Series A-3 Liquidation Amount, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of shares of Common Stock, Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Articles of Incorporation immediately prior to such Liquidation Event.

(d) Unless waived in any specific instance by the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class (which majority includes the holders of a majority of the Series B Preferred, voting as a

separate class) (the “Preferred Majority”), in any specific instance a "Liquidation Event" shall mean any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, and shall be deemed to be occasioned by, or to include:

(i) a sale or transfer of all or substantially all of the assets of the Corporation in any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger or consolidation);

(ii) any merger, consolidation or reorganization to which Corporation is a party, by means of any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger or consolidation), except for a merger, consolidation or reorganization in which Corporation is the surviving corporation or after giving effect to such merger, consolidation or reorganization, the holders of Corporation's outstanding capital stock (on a fully-diluted basis) immediately prior to the merger, consolidation or reorganization or their affiliates will own, immediately following the merger, consolidation or reorganization, capital stock holding a majority of the voting power of Corporation or the surviving corporation, as the case may be;

(iii) any sale or series of sales of shares of Corporation's capital stock by the holders thereof which results in any person or group of affiliated persons (other than the current owners of Corporation's capital stock) owning capital stock holding a majority of the voting power of Corporation; or

(iv) any liquidation, dissolution or winding up of Corporation; except that the consolidation with a wholly-owned subsidiary of the Corporation, or a merger effected exclusively to change the domicile of the Corporation, or the sale by the Corporation

of shares of its capital stock to investors in bona fide equity financing transactions, or in a Qualified Public Offering (as defined below), shall not be deemed a Liquidation Event for this purpose.

(e) If any of the assets of the Corporation as a result of a Liquidation Event are to be distributed in a form other than cash, its value will be deemed its fair market value as determined in any acquisition agreement between the Corporation and the acquiring party, and if there is no such agreement, then in good faith by the Board of Directors. Any securities to be delivered to the holders of the Preferred Stock or Common Stock, as the case may be, shall be valued as follows:

(i) If traded on a securities exchange or through the NASDAQ Global Market System (or a similar national quotation system) or the NASDAQ Capital Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) day period ending three (3) days prior to the closing;

(ii) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing;

(iii) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors; and

(iv) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be valued at an appropriate level to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(f) The Corporation shall give each holder of record of Preferred Stock written notice of an impending transaction that would constitute a Liquidation Event not later than thirty (30) days prior to the shareholders' meeting called to approve such transaction, or thirty (30) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holder in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction, and the Corporation shall thereafter give such holder prompt notice of any material changes. The transaction shall in no event take place sooner than thirty (30) days after the Corporation has given the first notice provided for herein or sooner than thirty (30) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened or waived entirely upon the Corporation's receipt of written consent of the holders of Preferred Majority.

Conversion: Each share of the Preferred Stock shall automatically be converted into one share of Common Stock upon the earlier of (i) immediately prior to the closing of the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with aggregate gross proceeds to the Corporation of at least

$25,000,000 before deduction of underwriting discounts, registration fees and the like (a "Qualified Public Offering"), and (ii) upon the vote of the Preferred Majority.

What it means to be a minority holder

As a convertible noteholder of the company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,654,763.00
  Use of proceeds: Marketing, New Hires, Debt, Working Capital, Tasting Room
  Date: April 11, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $1,264,000 compared to $1,336,465 in fiscal year 2022.

Our revenue rose by approximately 6% to $1,336,465, from $1,264,000 in the previous fiscal year. This strong financial performance was underscored by an 8% growth in the fourth quarter compared to the same period in 2021, with December 2022 achieving an impressive 20% increase over December 2021.

The growth was primarily driven by a 16% year-over-year expansion in our standard distribution channel. This robust increase was led by our successful partnership with the VA ABC, supplemented by the sustained growth of our canned cocktail business across grocery and specialty stores.

Furthermore, our direct-to-restaurant business experienced a significant upswing, with a 34% growth compared to 2021. This showcases our diverse and scalable revenue streams, and our ability to adapt to changing market dynamics.

We're optimistic about the future, as we continue to leverage these promising trends and explore innovative strategies to further enhance our growth potential.

Cost of sales

Cost of Sales for fiscal year 2021 was $703,603 compared to $785,444 in fiscal year 2022.

In 2022, our cost of sales increased by around $82,000 to reach $785,444, up from $703,603 in the previous fiscal year. This rise is attributable to a combination of factors that are reflective of our successful growth strategies and evolving market conditions.

Firstly, the increase in sales volume, which is a positive indicator of our expanding customer base and market reach, naturally led to an elevated cost of sales. Additionally, certain macroeconomic factors contributed to this rise. These include increased freight and shipping costs, which is an industry-wide challenge, and heightened ingredient costs for several of our products.

The continued success and growing popularity of our canned cocktails also played a part in the cost increase. While these products have a lower margin, their high sales volume contributes significantly to our overall market presence.

In light of these factors, we are continuously working on optimizing our cost structures and exploring avenues for improving operational efficiencies. We remain committed to delivering quality products to our consumers and value to our investors.

Gross margins

Gross margins for fiscal year 2021 were $560,404 compared to $551,021 in fiscal year 2022.

As I mentioned in the previous section, our 2022 cost of sales saw an increase to $785,444, up from $703,603 in 2021, which in turn negatively impacted margins. This surge was primarily due to industry-wide elevated freight and shipping costs, and higher ingredient costs. Notably, the success of our lower margin, high volume canned cocktails also contributed to this rise. Despite these challenges, we're focused on enhancing operational efficiencies and maintaining our commitment to delivering quality products and shareholder value.

Expenses

Expenses for fiscal year 2021 were $1,144,138 compared to $1,410,715 in fiscal year 2022.

The company's expenditure portfolio encompasses a variety of elements, including compensation and benefits, marketing and sales expenses, professional service fees, and occupancy expenses. In 2022, we observed an increase of $266,577 in our total expenses compared to 2021. Around $110,000 of this escalation can be attributed to professional fees that were necessary for our capital raise. As part of our strategic growth plan, we also invested in our human resources, onboarding key personnel in both marketing and production. These new hires are a crucial part of our strategy to

drive further growth and innovation.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating stage. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have implemented several new strategies designed to significantly expand our revenue streams. Past cash was primarily generated through sales of our initial product offerings and equity investments from our initial round of fundraising.

Our goal is to increase our cash flows substantially over the coming years through a combination of the following strategic initiatives:

1. Opening a new tasting room, which will not only increase direct sales but also boost our brand's visibility and customer engagement.

2. Investing in our direct-to-consumer online business to tap into the rapidly growing e-commerce market and reach a broader customer base.

3. Expanding our distribution both within and outside our home state, thereby increasing our potential market.

4. Launching product line extensions like our new Bourbon offering, which will diversify our product portfolio and attract a wider range of consumers.

5. Establishing a celebrity partnership, which will enhance our brand's credibility and appeal, leading to increased customer interest and sales.

Given these significant changes in our business strategy, we believe the Company's historical cash flows are not representative of what is to be expected in the future. Each of these initiatives opens up new revenue streams, leading us to anticipate a substantial increase in our future cash flows compared to our historical figures.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of the start of Q2 2023, the Company has capital resources available in the form of $50,000 cash, $128,000 in accounts receivable, $100,000 line of credit from Shopify Capital, and $52,000 ERTC grant approved.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These

funds are required to support working capital, marketing, payables, new hires, tasting room, and new product efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, a large portion will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate into Q1 2024. This is based on a current monthly burn rate of $71,500 for total combined cost of sales, product innovation, and operating expenses in excess of revenue.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate into Q1 2025. This is based on a current monthly burn rate of $83,300 for expenses related to increased marketing, sales, production innovation, tasting room build out, operating, and personnel expenses in excess of revenue.

We anticipate needing approximately $1.4m to achieve operational profitability pending successful execution of our strategy.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including additional raises on Start Engine, if successful, along with potential investment from strategic and non-strategic partners.

Indebtedness

- **Creditor:** Loan - Currency Capital, LLC
  Amount Owed: $13,133.00
  Interest Rate: 21.82%

Maturity Date: January 26, 2024

- **Creditor:** Loan - Frank Jenkins
Amount Owed: $163,788.00
Interest Rate: 2.5%
Maturity Date: December 31, 2024

- **Creditor:** Loan - Mike Donahue
Amount Owed: $7,236.00
Interest Rate: 0.0%
Maturity Date: December 31, 2023

- **Creditor:** Loan - Catherine Russo
Amount Owed: $1,390.00
Interest Rate: 0.0%
Maturity Date: December 31, 2023

- **Creditor:** Shopify Capital Advance
Amount Owed: $72,997.00
Interest Rate: 0.0%
Maturity Date: December 31, 2023

- **Creditor:** North Star Lease Back
Amount Owed: $138,498.00
Interest Rate: 18.64%
Maturity Date: December 10, 2027

- **Creditor:** SBAD TREAS LOAN
Amount Owed: $499,900.00
Interest Rate: 3.75%
Maturity Date: December 31, 2050

- **Creditor:** Village Bank PPP2
Amount Owed: $150,357.00
Interest Rate: 1.0%
Maturity Date: December 31, 2023

- **Creditor:** Promissory Note - Adams, Jenkins & Cheatham
Amount Owed: $24,752.00
Interest Rate: 2.5%
Maturity Date: December 31, 2024

- **Creditor:** Promissory Note - Adams, Jenkins & Cheatham
Amount Owed: $53,380.00
Interest Rate: 2.5%
Maturity Date: January 31, 2025

- **Creditor:** Promissory Note - Brandito
Amount Owed: $57,975.00
Interest Rate: 2.5%
Maturity Date: December 31, 2024

- **Creditor:** Promissory Note - Iron Heart Canning Co
Amount Owed: $49,543.00
Interest Rate: 2.5%
Maturity Date: December 31, 2024

- **Creditor:** Promissory Note - Liquor Bottle Packaging International
Amount Owed: $20,598.00
Interest Rate: 2.5%
Maturity Date: December 31, 2024

- **Creditor:** Promissory Note - Pohlig Packaging
Amount Owed: $21,384.00
Interest Rate: 2.5%
Maturity Date: December 31, 2024

- **Creditor:** Promissory Note - Southern Glazers Wine & Spirits
Amount Owed: $56,625.00
Interest Rate: 2.5%
Maturity Date: December 31, 2024

- **Creditor:** Promissory Note - Worth Higgins
Amount Owed: $8,280.00
Interest Rate: 2.5%
Maturity Date: December 31, 2024

- **Creditor:** Brian Ralph Marks
Amount Owed: $7,226.00
Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Brian Ralph Marks
Relationship to Company: Officer
Nature / amount of interest in the transaction: During years, the Company borrowed money from one of its founders, Brian Ralph Marks. As of December 31, 2022, and December 31, 2021 the outstanding amount of this loan is $7,226.
Material Terms: This loan bears no interest and has no maturity date.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  12.3%
  We intend to allocate approximately 12.3% of the funds raised to enhance our marketing efforts, primarily to grow our direct-to-consumer (DTC) channel, bolster our standard distribution, and explore growth opportunities beyond Virginia, both online and offline.

- *Company Employment*
  23.6%
  We plan to use approximately 23.6% of the funds raised to expand our team in the areas of marketing, sales, and production. This will allow us to scale our operations in line with our growth expectations.

- *Payables*
  16.1%
  Approximately 16.1% of the proceeds will be used to satisfy our obligations to vendors and other payables that are reflected on our balance sheet.

- *Operations*
  42.5%
  The largest portion of the funds, approximately 42.5%, will be allocated to cover

operational expenses. This includes investing in our current facility to maintain its efficiency and compliance, building out our tasting room to provide a unique customer experience, and providing a buffer for working capital to support ongoing operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.belleislecraftspirits.com/ (https://order.belleislecraftspirits.com/pages/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/belleisle

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Belle Isle Craft Spirits, Inc.

[See attached]

BELLE ISLE CRAFT SPIRITS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Belle Isle Craft Spirits, Inc.
Richmond, Virginia

We have reviewed the accompanying financial statements of Belle Isle Craft Spirits, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 19, 2023
Los Angeles, California

BELLE ISLE CRAFT SPIRITS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	304,738	$	104,202
Accounts Receivable, net		179,984		202,124
Inventory		533,151		430,554
Prepaids and Other Current Assets		138,121		3,447
Total Current Assets		**1,155,994**		**740,328**
Property and Equipment, net		156,838		214,550
Right-of-Use Assets		173,296		-
Total Assets	**$**	**1,486,128**	**$**	**954,877**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	135,575	$	126,552
Credit Cards		97,632		121,050
Current Portion of Loans and Notes		377,603		636,243
Forward Financing		76,563		84,213
Shareholder Loan		7,226		7,226
Other Current Liabilities		295,924		275,203
Total Current Liabilities		**990,524**		**1,250,487**
Promissory Notes and Loans		962,234		1,052,895
Convertible Note		1,482,352		30,000
Accrued Interest on Convertible Note		118,739		151
Right-of-Use Lease, Operating Lease		176,336		-
Total Liabilities		**3,730,185**		**2,333,533**
STOCKHOLDERS EQUITY				
Common Stock		164		164
Series A-1 Preferred Stock		50		50
Series A-2 Preferred Stock		71		71
Series A-3 Preferred Stock		96		96
Series B Preferred Stock		399		399
Additional Paid in Capital		13,244,097		13,240,116
Retained Earnings/(Accumulated Deficit)		(15,488,935)		(14,619,552)
Total Stockholders' Equity		**(2,244,057)**		**(1,378,656)**
Total Liabilities and Stockholders' Equity	**$**	**1,486,128**	**$**	**954,877**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 1,336,465	$ 1,264,007
Cost of Goods Sold	785,444	703,603
Gross Profit	551,021	560,404
Operating Expenses		
General and Administrative	997,340	1,097,087
Sales and Marketing	195,949	139,302
Total Operating Expenses	1,193,289	1,236,389
Operating Income/(Loss)	(642,268)	(675,985)
Interest Expense	226,608	136,904
Other Loss/(Income)	-	(672,004)
Income/(Loss) before provision for income taxes	(868,876)	(140,886)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (868,876)**	**$ (140,886)**

See accompanying notes to financial statements.

BELLE ISLE CRAFT SPIRITS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(In , $US)	Common Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		Series B Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	164,300	$ 164	58,800	$ 59	71,255	$ 71	95,903	$ 96	398,887	$ 399	$ 13,231,756	$ (14,478,666)	$ (1,246,130)
Share-Based Compensation											8,360		8,360
Net Income/(Loss)												(140,886)	(140,886)
Balance—December 31, 2021	164,300	164	58,800	59	71,255	71	95,903	96	398,887	399	13,240,116	$ (14,619,552)	$ (1,378,656)
Share-Based Compensation											3,981		3,981
Introduction of new leasing standard (ASC 842)												$ (508)	(508)
Net Income/(Loss)												(868,876)	(868,876)
Balance—December 31, 2022	164,300	$ 164	58,800	$ 59	71,255	$ 71	95,903	$ 96	398,887	$ 399	$ 13,244,097	$ (15,488,935)	$ (2,244,057)

See accompanying notes to financial statements.

BELLE ISLE CRAFT SPIRITS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022	2021
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net Income/(Loss)	$	(868,876)	$ (140,886)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		57,712	54,922
Amortization of ROU Assets		82,020	
Introduction of new Lease standard		(506)	
Share-based Compensation		3,981	8,360
Changes in operating assets and liabilities:			
Accounts Receivable, net		22,139	(2,400)
Inventory		(102,597)	(11,330)
Prepaids and Other Current Assets		(134,674)	81,012
Accounts Payable		9,024	6,614
Credit Cards		(23,418)	6,125
Other Current Liabilities		20,722	(21,082)
Net cash provided/(used) by operating activities		**(934,473)**	**(18,665)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		-	33,597
Right-of-Use Assets		(255,316)	
Net cash provided/(used) in investing activities		**(255,316)**	**33,597**
CASH FLOW FROM FINANCING ACTIVITIES			
Forward Financing		(7,650)	(70,337)
Line of Credit		-	(2,312)
Borrowing on Promissory Notes and Loans		(349,301)	(91,140)
Borrowing on Convertible Notes		1,570,940	30,151
Right-of-Use Lease, Operating Lease		176,336	
Net cash provided/(used) by financing activities		**1,390,325**	**(133,637)**
Change in Cash		200,536	(118,705)
Cash—beginning of year		104,202	222,908
Cash—end of year	**$**	**304,738**	**$ 104,202**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	-	$ -
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Belle Isle Craft Spirits Inc. was incorporated on April 23, 2013, in the state of Virginia. The financial statements of Belle Isle Craft Spirits Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Richmond, Virginia.

Belle Isle Craft Spirits produces a variety of bottled and canned neutral grain spirit beverages and sells them direct to consumer, through a variety of retail outlets, and through a variety of restaurant accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $21,981 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to bottled inventory, canned cocktails inventory and merchandise inventory which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold Improvements	15-40 years
Machinery and Equipment	5-10 years
Signage	10 years
Furniture and Fixtures	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Belle Isle Craft Spirits, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its of its bottled spirits, canned cocktails, etc.

Cost of sales

Costs of goods sold include the cost freight and shipping, ingredients, packaging, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $195,949 and $139,302, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense

ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 255,316	$ 255,316	$ 255,316
Liabilities				
Current Portion of Lease Obligation	-	79,486	79,486	$ 79,486
Lease Obligation	-	176,336	176,336	$ 176,336
Deferred Rent Current	-	-	-	$ -
Deferred Rent Non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(506)	(506)	$ (506)
Total	$ -	$ -	$ -	$ -

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2022	2021
Bottled Inventory		416,120	296,227
Canned Cocktails Inventory		38,519	38,667
Merchandise Inventory		78,512	95,661
Total Inventory	**$**	**533,151**	**$ 430,554**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,		2022	2021
Prepaid Rent		116,911	-
Prepaid Expenses		21,210	3,447
Total Prepaids and Other Current Assets	**$**	**138,121**	**$ 3,447**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022	2021
TTB Payable		112,715	85,941
Due to Park Street (for Accrued Expenses)		103,265	108,468
Due to VA ABC (Events)		79,789	80,558
Other current liabilities		155	236
Total Other Current Liabilities	**$**	**295,924**	**$ 275,203**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Leasehold Improvements	$	82,953	$	82,953
Machinery and Equipment		367,143		367,143
Signage		1,111		1,111
Furniture and Fixtures		511		511
Property and Equipment, at Cost		**451,718**		**451,718**
Accumulated depreciation		(294,881)		(237,169)
Property and Equipment, Net	**$**	**156,838**	**$**	**214,550**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $57,712 and $54,922 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 941,831 shares of Common Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 164,300 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 777,531 shares of preferred stock with a $0.001 par value, of which 50,000 shares shall be designated as Series A-1 Preferred Stock, 71,255 shares shall be designated as Series A-2 Preferred Stock, 95,899 shares shall be designated as Series A-3 Preferred Stock, and 560,377 shares shall be designated as Series B Preferred Stock.

As of December 31, 2022, and December 31, 2021, 50,000 shares of Series A-1 Preferred Stock have been issued and are outstanding.

As of December 31, 2022, and December 31, 2021, 71,255 shares of Series A-2 Preferred Stock have been issued and are outstanding.

As of December 31, 2022, and December 31, 2021, 95,903 shares of Series A-3 Preferred Stock have been issued and are outstanding.

As of December 31, 2022, and December 31, 2021, 398,887 shares of Series B Preferred Stock have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 157,812 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-		-
Granted	24,500	$ 0.81	
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	24,500	$ 0.81	9.09
Exercisable Options at December 31, 2021	11,229	$ 0.81	9.09
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	24,500	$ 0.81	8.09
Exercisable Options at December 31, 2022	23,479	$ 0.81	8.09

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 were $3,981 and $8,360, respectively.

8. DEBT

Leases

The Company has entered into an operating lease agreement with Manchester Leaf LLC for renting of warehouse space, of approximately $7,400. The lease periods expire on October 31, 2024. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022
Lease Liability	
Beginning Balance	$ 255,822
Additions	$ -
Lease Payments	(79,486)
Balance at end of period	$ 176,336

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 90,998
2024	85,338
2025	-
2026	-
2027	-
Thereafter	-
Total	**$ 176,336**

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan - Currency Capital, LLC	$ 38,630	21.82%	08/20/2019	01/26/2024	3,185	3,185	11,323	1,810	13,133	5,589	5,589	8,370	13,133	21,503
Loan - Frank Jenkins	$ 225,019	2.50%	07/31/2020	12/31/2024	4,213	4,213	44,178	119,610	163,788	4,974	4,974	25,015	163,788	188,803
Loan - Mike Donahue	$ 75,000	no set	2020	2023	-	-	7,236	-	7,236	-	-	60,814	7,236	68,050
Loan - Catherine Russo	$ 1,390	no set	2020	2023	-	-	1,390	-	1,390	-	-	-	1,390	1,390
Shopify Capital Advance	$ 100,570	no set	2021	2023	-	-	72,997	-	72,997	-	-	-	-	-
Shopify Capital Advance	$ 136,730	no set	2021	2022	-	-	-	-	-	-	-	54,306	-	54,306
North Star Lease Back	$ 150,000	18.64%	12/21/2021	12/10/2027	-	-	9,459	129,039	138,498	-	-	66,503	-	66,503
PPP/SBA Loans - First Draw	$ 424,900	1.00%	04/27/2020	forgiven	-	-	-	-	-	-	-	-	-	-
PPP/SBA Loans - Second Draw	$ 424,910	1.00%	01/21/2021	forgiven	-	-	-	-	-	-	-	-	424,910	424,910
SBAD TREAS LOAN	$ 350,000	3.75%	2020	2050	18,746	18,746	-	499,900	499,900	5,621	5,621	-	149,900	149,900
Village Bank PPP	$ 12,147	1.48%	2021	2022	-	-	-	-	-	180	180	6,765	-	6,765
Village Bank PPP2	$ 166,844	1.00%	2022	2023	1,668	1,668	150,357	-	150,357	-	-	-	-	-
Promissory Note - Adams, Jenkins & Cheatham	$ 34,701	2.50%	07/31/2020	12/31/2024	650	650	6,232	18,521	24,752	767	767	3,407	24,752	28,159
Promissory Note - Adams, Jenkins & Cheatham	$ 68,100	2.50%	1/31/2021	01/31/2025	1,372	1,372	13,015	40,365	53,380	1,600	1,600	6,589	53,380	59,970
Promissory Note - Brandito	$ 82,785	2.50%	07/31/2020	12/31/2024	1,550	1,550	13,792	44,184	57,975	1,830	1,830	9,203	57,975	67,178
Promissory Note - Iron Heart Canning Co	$ 77,302	2.50%	07/31/2020	12/31/2024	1,386	1,386	10,331	39,212	49,543	1,624	1,624	10,076	49,543	59,619
Promissory Note - Liquor Bottle Packaging Internatio	$ 75,553	2.50%	07/31/2020	12/31/2024	1,415	1,415	9,240	11,358	20,598	1,670	1,670	30,617	20,598	51,215
Promissory Note - Pohlig Packaging	$ 29,443	2.50%	07/31/2020	12/31/2024	551	551	5,670	15,714	21,384	651	651	3,273	21,384	24,657
Promissory Note - Southern Glazers Wine & Spirits	$ 70,410	2.50%	07/31/2020	12/31/2024	1,318	1,318	19,046	37,579	56,625	1,556	1,556	511	56,625	57,136
Promissory Note - Worth Higgins	$ 14,352	2.50%	07/31/2020	12/31/2024	232	232	3,338	4,942	8,280	300	300	2,268	8,280	10,548
Note Payable - Brian Marks	$ 146,903	-	2020	Converted to Convertible Note	-	-	-	-	-	-	-	134,507	-	134,507
Note Payable - Ashley Riggi	$ 40,000	-	2020	Converted to Convertible Note	-	-	-	-	-	-	-	40,000	-	40,000
Note Payable - Joseph D. Cheely	$ 25,000	-	2020	Converted to Convertible Note	-	-	-	-	-	-	-	22,815	-	22,815
Note Payable - BlueVine Capital	$ 59,166	-	2021	Converted to Convertible Note	-	-	-	-	-	-	-	59,166	-	59,166
Note Payable - Rent Manchester Leaf	$ 100,000	-	2020	Converted to Convertible Note	-	-	-	-	-	-	-	92,038	-	92,038
Total					$ 36,286	$ 36,286	$ 377,603	$ 962,234	$ 1,339,837	$ 26,262	$ 26,262	$ 636,243	$ 1,052,895	$ 1,689,138

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 377,603
2024	347,993
2025	38,507
2026	34,641
2027	41,194
Thereafter	499,900
Total	**$ 1,339,837**

Forward Financing

On January 20, 2020, the Company entered into Future Receivables and Purchase Agreement with Barnard & Fifth Capital Group LLC in total purchased amount of $213,000, an interest rate of 15%. As of December 31, 2022, and December 31, 2021, the outstanding amount of this agreement was $76,563 and $84,213.

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Brian Ralph Marks	$ 7,226	0.00%	Fiscal Year 2019	No set maturity	$ 7,226	$ -	$ 7,226	$ 7,226	$ -	$ 7,226
Total					$ 7,226	$ -	$ 7,226	$ 7,226	$ -	$ 7,226

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Note	$ 30,000	8.00%	12/08/2021	12/31/2027	2,400	2,551		30,000	$ 32,551	151	151	-	$ 30,000	$ 30,151
2022 Convertible Note (various lenders)	$ 1,452,352	8.00%	2022	12/31/2027	116,188	116,188	-	1,452,352	$ 1,568,540					
Total	$ 1,482,352				$ 118,588	$ 118,739	$ -	$ 1,482,352	$ 1,601,092	$ 151	$ 151	$ -	$ 30,000	$ 30,151

The convertible notes are convertible into Equity Securities or Preferred Stock under following conditions. In the event that a Qualified Financing occurs prior to the Maturity Date or a Sale of the Company, then the outstanding principal balance of this Note, together with all accrued and unpaid interest thereon, shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing and (ii) (A) $21.10 per share 1) if a Qualified Financing occurs on or before December 31, 2023, (B) $18.09 per share 2) if a Qualified Financing occurs after December 31, 2023 and on or before December 31, 2024, or (C) $15.07 per share 3) if a Qualified Financing occurs after December 31, 2024 and on or before December 31, 2027 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Company), and otherwise on the same terms and conditions as given to the purchasers of the Equity Securities in such Qualified Financing. In the event that a Qualified Financing or a Sale of the Company is not consummated prior to the Maturity Date, then effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under Convertible Note and each of the other Notes shall be automatically converted into Series B Preferred Stock of the Company at a conversion price equal to $15.07 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Company). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(234,597)	$	(213,040)
Valuation Allowance		234,597		213,040
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(860,479)	$	(625,882)
Valuation Allowance		860,479		625,882
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022

and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,186,958, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,186,958. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During years, the Company borrowed money from one of its founders, Brian Ralph Marks. As of December 31, 2022, and December 31, 2021 the outstanding amount of this loan is $7,226. This loan bears no interest and has no maturity date.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 19, 2023, which is the date the financial statements were available to be issued.

In 2023, the Company entered into loan agreement with PayPal in total amount of $100,858.

The company entered into finance agreement with North Star Leasing LLC in total amount of $33,960, with a base term of sixty-three months and nominal interest rate of 11.947%.

The Company restructured agreement with Barnard and Fifth for a total amount of $9,750 with $1,625 each month for six months.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $642,268, an operating cash flow loss of $934,473, and liquid assets in cash of $304,738, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt on whether the Company can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Belle Isle is not live or open to the public at this moment.

GET A PIECE OF BELLE ISLE

Distilled for good times

Belle Isle is a craft spirit company in Richmond Virginia, creating premium products in the moonshine category. The company has passed the 15,000 9L case mark in 2022 and its ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


BELLE
ISLE
MOONSHINE

$0 Raised

REASONS TO INVEST

- While most other markets such as cars, watches, shoes, sodas, and even other alcoholic beverages have a premium option, the moonshine category is lacking in that department. Belle Isle saw this as an opportunity, and created premium moonshine in flavor combinations that people love.
- Premium Spirits make up 68.5% of all liquor sales. We believe Belle Isle has a first mover advantage and is well-positioned to enter into this market and fill the void in the premium moonshine market.
- Belle Isle sold over 15,000 9L cases in 2022, an increase of 70% since the start of Covid in 2020. Based on our research, these volumes put Belle Isle among the top craft spirits brands in the US by volume, as less than 10% of brands sell more than 5,000 9L cases.

Invest Now
8.0% Interest Rate

RAISED
$0

INVESTORS

MIN INVEST
$250

VALUATION

Belle Isle is offering Convertible Notes that do not have an associated Valuation Cap. In lieu of the Valuation Cap, Belle Isle's Convertible Notes will convert under the following terms. Please see the Offering Memorandum for a complete list of the terms of the Convertible Note.

Automatic Conversion Upon Qualified Financing. *In the event that a Qualified Financing occurs prior to the Maturity Date or a Sale of the Company, then the outstanding principal balance of this Note, together with all accrued and unpaid interest thereon, shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing and (ii) (A) $21.10 per share if a Qualified Financing occurs on or before December 31, 2023, (B) $18.09 per share if a Qualified Financing occurs after December 31, 2023 and on or before December 31, 2024, or (C) $15.07 per share if a Qualified Financing occurs after December 31, 2024 and on or before December 31, 2027 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Company), and otherwise on the same terms and conditions as given to the purchasers of the Equity Securities in such Qualified Financing.*

Automatic Conversion Upon Maturity Date. *In the event that a Qualified Financing or a Sale of the Company is not consummated prior to the Maturity Date, then effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be automatically converted into Series B Preferred Stock of the Company at a conversion price equal to $15.07 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Company).*

Repayment Premium Upon Sale of the Company. *Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, (i) the Company will give the Holder at least fifteen (15) days prior written notice of the anticipated closing date of such Sale of the Company, and (ii) at the closing of such Sale of the Company, in lieu of the principal and interest that would otherwise be payable under this Note, the Company will pay to the Holder, in full satisfaction of the Company's obligations under this Note, an aggregate amount equal to the greater of (x) 5 times the aggregate amount of principal and unpaid interest then outstanding under this Note and (y) the amount the Holder of this Note would have received in the Sale of the Company if the Holder had converted the amount of principal and unpaid interest outstanding under this Note into Series B Preferred Stock at a conversion price equal to (A) $21.10 per share if a Sale of the Company occurs on or before December 31, 2023, (B) $18.09 per share if a Sale of the Company occurs after December 31, 2023 and on or before December 31, 2024, or (C) $15.07 per share if a Sale of the Company occurs after December 31, 2024 and on or before December 31, 2027 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Company).*

THE PITCH

Making Moonshine Premium

When people think of moonshine, luxury isn't their first thought. But that's how it used to be for tequila and vodka before a premium option came to play. Belle Isle is that premium option for moonshine.

Belle Isle sets itself apart from other moonshine brands and clear spirit competitors, such as vodka, with its products' smooth, clear, and unmistakable taste. The company takes pride in sourcing 100% organic corn and utilizing only natural ingredients, ensuring an authentic and superior drinking experience.

Belle Isle has passed the 15,000 9L case mark in 2022 and its Virginia case sales have increased by 70% since the start of Covid in 2020. Per the American Craft Spirits Association, as part of its Data Project during the Annual Craft Spirits Economic Briefing in December 2022, 89.2% of U.S. craft spirits producers are classified as "small producers." Small producers, on average, produced 663 cases per year. Belle Isle has surpassed 5,000 cases per year and can firmly state that it is in the top 10% of craft spirit producers in the U.S. (Source) The company has also successfully raised significant capital through multiple rounds, securing support from high-net-worth angel investors. And with a vision to dominate the moonshine segment, the company's ultimate goal is to become the "Patrón of moonshine."


Distilled for good times
Forbes
The Washington Post
GARDEN & GUN
VOGUE
bon appétit
Southern Living

**The above graphic depicts media outlets where Belle Isle was featured. Belle Isle does not have a business relationship with the above media outlets.*

The Problem & Our solution

Premium Moonshine For Every Palate

While half of all spirit categories consist of premium brands like Grey Goose and Patrón, moonshine has yet to establish itself as a premium option. Many consumers still associate moonshine with a harsh, low-quality spirit brewed in the backwoods and served in rustic mason jars. This perception limits the potential of moonshine to become a popular and respected spirits category in homes and bars nationwide.

Belle Isle believes it is transforming the moonshine landscape by pioneering the first premium moonshine on the market. The company is confident that its moonshine will captivate the interest of potential customers and is committed to enhancing and broadening the drinking experience for the general public. To achieve this, the company crafts its moonshine using only the finest ingredients and opted for elevated, bartender-friendly bottles that exude sophistication and class.

Additionally, consumers in the spirits industry also love flavor combos but don't want to infuse the drinks themselves. To solve this, the company created a diverse range of flavors and infusions to cater to evolving tastes and trends. From classic favorites like Cold Brew Coffee to unique combinations such as Honey Habanero and Lemon Lavender, Belle Isle's product line reflects our dedication to providing exceptional options for all palates.

The moonshine category lacks a premium product to complete the segment.

We have yet to find a consumer market that does not have a premium segment. Cars, watches. shoes, sodas, chocolate, etc.



Belle Isle is the premium option for moonshine.

The company takes pride in sourcing 100% organic corn and utilizing only natural ingredients, ensuring an authentic and superior drinking experience.



THE MARKET & OUR TRACTION

Raise A Glass To This Rising Market

With a growing demand for premium spirits, and research indicating that nearly four out of every ten consumers prefer premium-priced or branded spirits, Belle Isle Moonshine is positioned well in a growing market.


Top 5 Spirits Categories
(by volume)
VODKA 36.2%
Our target market
/demographic
TEQUILA 23.7%
WHISKEY 14.7%
MEZCAL 14%
RUM 11.3%
Craft Beer makes up almost
25% of the Total Beer Market
Craft Spirits make up less than
10% of the Total Spirits Market
Craft Spirits have room to grow!

(Source)

Belle Isle demonstrated great traction as the company surpassed 15,000 9L cases in 2022 and achieved a remarkable 70% growth in Virginia case sales since the start of the COVID-19 pandemic. The company also has a diversified revenue model that allows them to reach many channels. This includes selling products to Virginia ABC, (which distributes the products to over 400 locations), 20,000 direct-to-consumer sales in over 35 states nationwide (30% returning customer rate), established distributor relationships, and a tasting room.


Spirits are gaining market share
every year over Beer & Wine, and
Craft Spirits still have room to grow!
2002
BEER 55%
SPIRITS 29%
WINE 16%
2022
SPIRITS 42%
BEER 41%
WINE 17%

★★★★★

Bill White— Midlothian, VA

As my wife says, Lemon Lavender tastes like summer. Great product, easy ordering process, and delivery was right on schedule. We will do this again soon.

★★★★★

Randall Latuche — Washington, DC

Peachy keen if you know what I mean 😁

Honestly I find it hard to say a single bad thing about Belle Isle in any aspect. From ordering, to delivery, to the presentation, to the drink suggestion, and finally the flavor. I've never been disappointed.

★★★★★

Trista — Stafford, VA

Excellent customer service

Not only are their products superior but their customer service is as well. Highly recommend!

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Why Invest

Making Room On The Shelves For Moonshine

Belle Isle is planning to take over the moonshine category, and with your investment, the company can expand its channels, enhance its distributor footprint, strengthen its tasting room experience, drive product innovation, and expand its portfolio into the bourbon space.



In the top 10% of all craft spirits brands in the United States by Volume



Belle Isle has shown traction, passing the 15,000 9l case mark in 2022 and growing Virginia case sales by 70% since the start of Covid in 2020 (Less than 10% of craft spirits brands sell more than 5,000 9l cases). Belle Isle aims to
hit $10 million in sales by 2026, at which point they'd seek acquisition by a large strategy based on a multiple of their revenue. Recent acquisitions in the spirits space have been based on a multiple of revenue, with ranges from 5.7x to 21.8x revenue. Therefore, Belle Isle's growth potential and the strategic shift towards acquiring successful brands with traction make it an attractive investment opportunity for large strategics in the alcoholic beverage industry.

The spirits market is evolving rapidly, and Belle Isle is at the forefront of this exciting industry. **You now have the opportunity to invest in a top 10% craft distillery in the United States.** Join Belle Isle, and help us take moonshine to new heights!

ABOUT

HEADQUARTERS
615 Maury St
Richmond, VA 23224

WEBSITE
View Site

Belle Isle is a craft spirit company in Richmond Virginia, creating premium products in the moonshine category. The company has passed the 15,000 9L case mark in 2022 and its Virginia case sales have increased by 70% since the start of Covid in 2020, putting the company firmly within the top 10% of all craft spirits brands in the US by volume.

TEAM



Vincent Riggi
Co-Founder and Chief Executive Officer

Vince is the co-founder and CEO of Belle Isle Craft Spirits and has been at the helm since its inception in 2013. 10 years, and over 1 million bottles and canned cocktails later, Belle Isle has grown into one of the top craft spirits brands in the United States.

His early fondness for spirits, sparked by memorable scotch-tasting sessions with his father, fueled his journey into the industry with his brother-in-law, Brian Marks. With no prior experience, he identifies as a "knucklehead entrepreneur," who appreciates those with the willingness to learn. It's that willingness that brought him and Brian around the country, learning the craft alongside some of the nation's finest spirit makers.

Believing firmly in the adage, "It's better to be loved by a few than liked by many," he and the team at Belle Isle strive to create exceptional spirits that resonate deeply with its customers.



Brian Marks
Co-Founder and Chairman of the board (Part Time)

Brian is the cofounder and Chairman of the Board of Belle Isle Craft Spirits and as CEO of Bonfire.com, a custom apparel e-commerce platform he co-founded in 2011.

Brian believes that empowering people and connecting communities is the key to building companies and products. His employees and his customers are his driving priority, second only to his wife and two daughters.

Brian works 20 hours per week for Belle Isle.



Brandon Day
Director of Marketing

Brandon Day is the Director of Marketing at Belle Isle Moonshine, overseeing all marketing, digital, creative and brand efforts and strategy. In his time with Belle Isle, he has overseen the expansion into new product lines and channels; secured national press placements in Bon Appetit, Forbes, Southern Living, and Vogue; and launched the company's first full e-commerce platform, shipping Belle Isle Moonshine to customers in over 35 states.



Michael Provance
Director (Part Time)

Mike is an experienced and visionary leader in the technology innovation space, with a proven track record of scaling growth ventures. As Managing Partner of Alpine Growth Partners, he provides strategic operations advisory services to small businesses seeking to overcome barriers and achieve growth. His expertise in operations management, digital transformation, and data and technology strategy has been sought after by leaders in a variety of industries, including financial services, manufacturing, healthcare, and U.S. Department of Defense commands.

Mike's background in early-stage investments in computing, medical, and environmental technologies has contributed to multiple successful exits for investors, generating over $200 million in value by building high-performance, growth-stage ventures.

Mike holds a Ph.D. in Strategy and Innovation from George Washington University, an MBA from Penn State, and a BS from MIT. Based in Chapel Hill, NC with his wife, Anne, Mike continues to make a lasting impact on the world of technology and entrepreneurship.

Mike works less than 5 hours per week for Belle Isle.



Brian Quigley
Director (Part Time)

Brian has 30 years of business leadership experience. He is currently CEO of Qnovia, Inc. Brian is an investor and Director at Belle Isle.

Brian works less than 5 hours per week for Belle Isle.

BELLE ISLE

Michael Malloy
Director (Part Time)

Board Member.

Mike works less than 5 hours per week for Belle Isle.



Joseph Dale Cheely
Chief Financial Officer (Part Time)

Experienced financial advisor to small business on various operational and strategic matters. As a former business owner and advisor with 32 years' experience as a founder as a practicing CPA, I advised over 100 business ranging from one million to $300 million from start up until successful exit.

Joseph works 10 hours per week for Belle Isle.

TERMS

Belle Isle

Overview

INTEREST RATE
8.0%

FUNDING GOAL
$15k - $1.24M

MATURITY DATE
Dec 31, 2027

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Convertible Notes

DISCOUNT RATE
20.0%

TYPE OF EQUITY
Series B Preferred Stock

CONVERSION TRIGGER
$2,000,000

SEC Recent Filing

Offering Memorandum

Financials

Risks

What is a Convertible Note?
A convertible note offers you the right to receive Series B Preferred Stock in Belle Isle. The amount of Series B Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $2,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 8.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series B Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Annual Interest Rate subject to adjustment of 5% - 30%. See bonus interest perks below*

Investment Incentives & Bonuses*

Time-Based Perks

First Two Weeks | $1,000+

Invest $1,000+ within the first two weeks and receive 5% increase in the annual interest rate

First Two Weeks | $5,000+

Invest $5,000+ within the first two weeks and receive 7% increase in the annual interest rate

First Two Weeks | $10,000+

Invest $10,000+ within the first two weeks and receive 10% increase in the annual interest rate

Volume-Based Perks

Tier 1 | $500+

Invest $500+ and receive early access to a super secret product release, along with 1 exclusive Belle Isle Moonshine shirt and a set of 2 custom Belle Isle Moonshine cocktail glasses.

Tier 2 | $1,000+

Invest $1,000+ and receive perks from previous tiers, along with early access to our first ever Bourbon release in Q4 2023, 1 exclusive Belle Isle Moonshine hoodie, and access to 15% off Belle Isle merch.

Tier 3 | $5,000+

Invest $5,000+ and receive perks from previous tiers, along with a lifetime of free neat tastings at our tasting room and access to 25% off Belle Isle merch.

Tier 4 | $10,000+

Invest $10,000+ and receive perks from previous tiers, along with an invitation to a private community where you will help us decide on future products and an artist-signed bottle of our next specialty release.

Tier 5 | $25,000+

Invest $25,000+ and receive perks from previous tiers, along with an invitation to a private opening of our new distillery tasting room and bar.

Tier 6 | $50,000+

Invest $50,000+ and receive perks from previous tiers, along with an invitation to an in-person VIP R&D tasting panel of new and experimental products.

Loyalty Bonus

Previous investors will receive 10% bonus interest.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus interest perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus interest perks because they would be receiving a benefit from their IRA account.

The 10% Bonus for StartEngine Shareholders

Belle Isle Craft Spirits, Inc. ("Belle Isle Craft Spirits" or the "Company") will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's Bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Belle Isle.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

For far too long, people have only seen moonshine as a high proof spirit from the backwoods. As a result, it's one of the only spirit categories in the $37 billion dollar liquor industry that doesn't have a premium option.

This misconception has left a big gap on every top shelf in America that we aim to fill.

We're Belle Isle Moonshine, and since 2013 we've been handcrafting a line of premium moonshines and ready-to-drink cocktails that are redefining what moonshine can be.

In fact, we're not just one of the top craft distilleries in Virginia, but we're in the top 10% of all craft brands in the US by volume.

Each bottle of Belle Isle starts with 100% organic corn, all-natural ingredients, and a carbon filtration process that creates a smooth sipping experience—

From our bold Honey Habanero and bright Lemon Lavender infusions, to ready-to-drink cocktails that fit in as easily at galas as they do backyard barbecues.

Testimonial [From Bon Appétit]: "If you're thinking of light, refreshing, spritzy flavor, you might not be thinking of moonshine. But this Richmond, Virginia based distillery delivers one of the cleanest canned cocktails we tried."

Over the last 3 years, we've increased our sales by 70% and shipped over 20,000 orders across 35 states. That's in addition to the hundreds of restaurants and retail outlets throughout Virginia that order and love Belle Isle products.

Our artisanal approach to moonshine has won us recognition by some of the most prestigious names in the beverage industry.

We were named distillery of the year at the New York International Spirits Competition;

We won 3 gold medals at the consumer-judged SIP Awards;

And we've been featured in Forbes, Southern Living, and Vogue.

Belle Isle is pioneering the next major craft spirit movement, and we believe our momentum and first mover status gives us a realistic shot at creating the next great premium spirits category. We think we have the proven traction and growth, and now we're on our search for the perfect celebrity partner, which has been a powerful growth driver for some of the most successful modern spirit brands.

We plan to drive new customer engagement through a tasting room at our Richmond distillery, increase production, and expand distribution - all in the name of securing a spot on the top shelf where we belong.

Invest in Belle Isle today.

Together, let’s take moonshine to new heights.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.

Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City

(9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of

general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2022 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart Financial Services, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in

accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder

(or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future,

Subscriber shall consent to StartEngine Primary LLC holding the securities as Custodian. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention

of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2023- CF

$%%VESTING_AMOUNT%%   %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal that are due hereunder shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The maturity date of the Note shall be December 31, 2027 (the "Maturity Date").

2. Interest Rate. Simple interest on the outstanding principal amount hereof shall accrue from the date hereof until payment or conversion in full, at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be calculated on the basis of a

365-day year for the actual number of days elapsed. The Company may pay any or all of the interest due hereunder from time to time prior to the Maturity Date and prior to conversion in its sole discretion.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) Automatic Conversion Upon Qualified Financing. In the event that a Qualified Financing (as defined below) occurs prior to the Maturity Date or a Sale of the Company, then the outstanding principal balance of this Note, together with all accrued and unpaid interest thereon, shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the purchasers of such Equity Securities in the Qualified Financing and (ii) (A) $21.10 per share if a Qualified Financing occurs on or before December 31, 2023, (B) $18.09 per share if a Qualified Financing occurs after December 31, 2023 and on or before December 31, 2024, or (C) $15.07 per share if a Qualified Financing occurs after December 31, 2024 and on or before December 31, 2027 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Company), and otherwise on the same terms and conditions as given to the purchasers of the Equity Securities in such Qualified Financing.

(b) Automatic Conversion Upon Maturity Date. In the event that a Qualified Financing or a Sale of the Company is not consummated prior to the Maturity Date, then effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note and each of the other Notes shall be automatically converted into Series B Preferred Stock of the Company at a conversion price equal to $15.07 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Company).

(c) Repayment Premium Upon Sale of the Company. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, (i) the Company will give the Holder at least fifteen (15) days prior written notice of the anticipated closing date of such Sale of the Company, and (ii) at the closing of such Sale of the Company, in lieu of the principal and interest that would otherwise be payable under this Note, the Company will pay to the Holder, in full satisfaction of the Company's obligations under this Note, an aggregate amount equal to the greater of (x) 5 times the aggregate amount of principal and unpaid interest then outstanding under this Note and (y) the amount the Holder of this Note would have received in the Sale of the Company if the Holder had converted the amount of principal and unpaid interest outstanding under this Note into Series B Preferred Stock at a conversion price equal to (A) $21.10 per share if a Sale of the Company occurs on or before December 31, 2023, (B) $18.09 per share if a Sale of the Company occurs after December 31, 2023 and on or before December 31, 2024, or (C) $15.07 per share if a Sale of the Company occurs after December 31, 2024 and on or before December 31, 2027 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the capital stock of the Company).

(d) Fractional Share. If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the

product resulting from multiplying applicable conversion price of one share of the class and series of capital stock into which this Note has converted by such fraction.

(e) Definitions. For the purposes of this Note:

(i) "***Equity Securities***" shall mean the Company's capital stock, except that such defined term shall not include (x) any security granted, issued and/or sold by the Company to any employee, director or consultant in such capacity, or (y) any security issued upon the conversion or exercise of any option, warrant, or other convertible security.

(ii) "***Qualified Financing***" shall mean the issuance and sale of shares of the Equity Securities by the Company in a single or a series of related equity financing transactions from which at least $2,000,000 of gross proceeds are raised (excluding the issuance or conversion of any Notes, any other convertible notes, or any other debts), or such lesser amount as may be agreed to by the Company and the holders of the Notes representing a majority of the aggregate principal amount of all Notes then outstanding (the "***Requisite Holders***").

(iii) "***Sale of the Company***" shall mean (x) any consolidation or merger of the Company with or into any other entity or person, or any other reorganization, other than any such consolidation, merger or reorganization in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (y) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iiiz) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Prepayment. Except as provided in the last sentence of Section 2, the Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

5. Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however, that the Requisite Holders may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

6. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

7. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

8. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

9. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Requisite Holders.

10. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

11. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

Commonwealth of Virginia
State Corporation Commission
Office of the Clerk
Entity ID: 07639412
Filing Number: 200421573443
Filing Date/Time: 04/21/2020 08:27 AM
Effective Date/Time: 04/21/2020 08:27 AM

ARTICLES OF AMENDMENT
OF
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
BELLE ISLE CRAFT SPIRITS, INC.

The undersigned, on behalf of the corporation set forth below, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, hereby executes these Articles of Amendment of the Amended and Restated Articles of Incorporation and sets forth:

ONE

The name of the corporation is Belle Isle Craft Spirits, Inc.

TWO

The Amended and Restated Articles of Incorporation are amended as follows:

1. Section A.1 of Article IV is hereby amended by replacing the words "1,719,362 shares" (in the third line of such section) with "3,277,531 shares" and replacing the words "941,831 shares" (in the third line of such section) with "2,500,000 shares".

2. Section B.2(a) of Article IV is hereby deleted in its entirety and replaced with the following:

> (a) Right to Convert. Each share of Series A Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into one fully paid and nonassessable share of Common Stock. Each share of Series B Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into three fully paid and nonassessable share of Common Stock.

3. Section B.2(b) of Article IV is hereby deleted in its entirety and replaced with the following:

> (b) Automatic Conversion. Each share of Series A Stock shall automatically be converted into one share of Common Stock and each share of Series B Preferred shall automatically be converted into three shares of Common Stock, in each case, upon the earlier of (i) immediately prior to the closing of the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with aggregate gross proceeds to the Corporation of at least $25,000,000 before deduction of underwriting discounts, registration fees and the like (a "***Qualified Public Offering***"), and (ii) upon the vote of the Preferred Majority.

Commonwealth of Virginia
State Corporation Commission
Office of the Clerk
Entity ID: 07639412
Filing Number: 200421573443
Filing Date/Time: 04/21/2020 08:27 AM
Effective Date/Time: 04/21/2020 08:27 AM

THREE

The foregoing amendments to the Amended and Restated Articles of Incorporation were adopted and approved on March 26, 2020

FOUR

The foregoing amendments to the Amended and Restated Articles of Incorporation were adopted by the board of directors of the corporation, were submitted to the shareholders of the corporation in accordance with Title 13.1, Chapter 9, Article 11 of the Code of Virginia, and were duly approved by the shareholders in the manner required by Title 13.1, Chapter 9 of the Code of Virginia and by the Amended and Restated Articles of Incorporation.

FIVE

These Articles of Amendment shall become effective upon the issuance of a certificate of amendment by the State Corporation Commission of Virginia.

[SIGNATURE PAGE FOLLOWS]

Commonwealth of Virginia
State Corporation Commission
Office of the Clerk
Entity ID: 07639412
Filing Number: 200421573443
Filing Date/Time: 04/21/2020 08:27 AM
Effective Date/Time: 04/21/2020 08:27 AM

These Articles of Amendment of the Amended and Restated Articles of Incorporation are executed in the name of the corporation on April 20, 2020.

Belle Isle Craft Spirits, Inc. (SCC ID#: 07639412)

By:
Name: Vincent Riggi
Title: CEO

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, APRIL 21, 2020

The State Corporation Commission has found the articles of amendment submitted on behalf of

Belle Isle Craft Spirits, Inc.

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective April 21, 2020.

STATE CORPORATION COMMISSION

By Mark C. Christie

Mark C. Christie
Commissioner

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

Office of the Clerk

1909050491

September 16, 2019

JESSICA FITZGERALD
C T CORPORATION SYSTEM
4701 COX RD STE 285
GLEN ALLEN, VA 23060

RECEIPT

RE: Belle Isle Craft Spirits, Inc.

ID: 0763941 - 2

DCN: 19-09-13-1229

Dear Customer:

This is your receipt for $25.00 to cover the fee(s) for filing articles of restatement for a corporation with this office.

The effective date of the restatement is September 16, 2019.

This is also your receipt for $100.00 to cover the fee(s) for expedited service(s).

Thank you for contacting our office. If you have any questions, please call (804) 371-9733 or toll-free in Virginia, (866) 722-2551.

Sincerely,

Joel H. Peck

Joel H. Peck
Clerk of the Commission

AMENACPT
CIS0336

Wolters Kluwer

Clerk's Office
State Corporation Commission
1300 E. Main Street
Richmond, Virginia 23219

CT Corporation

4701 Cox Road
Suite 285
Glen Allen, VA 23060

Phone 804 217 7255

Date: September 13, 2019
Entity Name: Belle Isle Craft Spirits, Inc.
Order Number: 12170750

07639412
190913 1229 $125.00

Please file the attached on behalf of the above entity's documents as identified below:

Documents Requested		Instructions
Articles of Incorporation/Organization		
Certificate of Authority/Qualification		
Certificate of Limited Partnership		
Amendment		
Merger		
Dissolution/Termination/Withdrawal		
Reinstatement		
Name Reservation/Renewal		
Fictitious Name		
Registered Agent Change		
Other	X	1 CC of Articles of Restatement

Bill I/O
1-CC

Special Instructions:

Check(s) in the amount of $125.00 enclosed.
Please call when evidence is available and **hold documents for pickup.**
If there are any problems with the filing, please call us at (804) 217-7255.

Thank you,

Dom Amend & Restate
1). No Name Change
2.) Max Change
941,831 Common Shares
777,531 Preferred Shares
1,719,362 Total Authorized

Jessica Fitzgerald

Jessica Fitzgerald
CT Corporation System
Richmond Fulfillment Office

RBP
9/17

FF-25
EP .100
125

9/16/19

1909050491

SCC21.2 (01/17)

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION
OFFICE OF THE CLERK
1300 E MAIN ST
RICHMOND, VA 23219
(804) 371-9733
1-866-722-2551 Toll-free in Virginia

Expedited Service Request Form

This form MUST be completed and placed on top of EACH document submission (so it can be readily identified as a request for expedited review and processing).

Name of Corporation or Company (etc.): (Must be typed for Email option.)
Belle Isle Craft Spirits, Inc.

SCC ID No. (if known):

Customer Contact Information:

Firm: CT Corporation System
Attn: Jessica Fitzgerald (Order #:12170750)
Address: 4701 Cox Road, Suite 285
Glen Allen (city or town) VA (state) 23060 (zip code)
Telephone: (804) 217 - 7255 ext
Email: CLS-VAEVIDENCE@WOLTERSKLUWER.COM

Send Evidence of Expedited Filing By: (Choose one)

- ☑ Email (Only available for Categories A, C and D)
  Two typed originals of this form must be submitted for Email option. See "Return of Evidence" in the Instructions.
- ☐ Hold for Pickup (Available at 4:00 p.m.)
- ☐ First-Class Mail
- ☐ USPS Express Mail (Prepaid envelope required.)
- ☐ Overnight via ☐ UPS ☐ Fed Ex (Completed waybill required. For Fed Ex, the waybill must be computer-generated with a barcode.)

~~ See Information & Instructions for description of Categories. ~~

Expedited Service Requested: (mark service requested) | ***** Expedite Fee:** *** (other fees may be needed – see footnote)

☑ **Category A** Expedite Business Entity Document listed in Schedule A		
	☐ Same Day Service (Received by 10:00 a.m.)	$ 200
	☑ Next Day Service (Received by 2:00 p.m.)	$ 100
☐ **Category B** Preliminary Review of Document listed in Schedule A (2nd Business Day Service Only – Received by 2:00 p.m.)		$ 50
	☐ Resubmission within 30 Days of initial Pre-Review	(N/C)
☐ **Category C** Expedite Business Entity Document listed in Schedule C (Next Day Service Only – Received by 2:00 p.m.)		$ 50
☐ **Category D** Expedite Application for Reinstatement (Next Day Service Only – Received by 2:00 p.m.)		$ 50

FOR OFFICE USE ONLY

190913 1229

I/O ☐

Vo

```
CISLFD                                   CIS                             09/13/19
1     68  CISM0180          CORPORATE DATA INQUIRY                       14:33:02

   CORP ID:  0763941 - 2   STATUS: 00  ACTIVE          STATUS DATE: 11/02/16
  CORP NAME:  Belle Isle Craft Spirits, Inc.

DATE OF CERTIFICATE:  04/23/2013 PERIOD OF DURATION:           INDUSTRY CODE: 00
STATE OF INCORPORATION:  VA VIRGINIA       STOCK INDICATOR:  S STOCK
MERGER IND:                            CONVERSION/DOMESTICATION IND:
GOOD STANDING IND: Y                   MONITOR INDICATOR:
CHARTER FEE:  2500.00    MON NO:              MON STATUS:   MONITOR DTE:
   R/A NAME:  VINCENT RIGGI

     STREET:  615 MAURY STREET                                AR RTN MAIL:

       CITY:  RICHMOND                   STATE :  VA  ZIP:  23224-0000
 R/A STATUS:  2  OFFICER          EFF. DATE:  09/06/19  LOC.: 216
ACCEPTED AR#: 219 51 6861  DATE: 04/16/19                        RICHMOND CITY
 CURRENT AR#: 219 51 6861  DATE: 04/16/19  STATUS: A   ASSESSMENT INDICATOR:  0
YEAR    FEES      PENALTY    INTEREST    TAXES       BALANCE         TOTAL SHARES
 19    1,700.00                                                       1,245,000
COMMAND: ...........................................................................
4AÛ                                                                  06,016
```

CISLFD　　CIS　　09/13/19
1　68　CISM0250　　MICROFILM INQUIRY　　14:33:06

CORP ID: 0763941 - 2　　CORP STATUS: 00 ACTIVE　　ORDER/LINE #'S
CORP NAME: Belle Isle Craft Spirits, Inc.

COURT LOCALITY: 216 RICHMOND CITY　　TOTAL CHARTER FEES: 2,500.00

ORD SEL	MICROFILM NO	DOCUMENT TYPE	DATE	CHARTER FEE	PAGES
__	16 11 02 0593	REIN > REINSTATEMENT	11/02/16		4
__	16 09 23 0397	TERM > TERMINATION	08/31/16		1
__	16 07 08 0275	AMEN > AMENDMENT	07/26/16	1500.00	17
__	16 04 56 0761	RAC > REGISTERED AGE	04/28/16		2
__	14 08 04 0536	FICT > FICTITIOUS NAM	08/06/14		2
__	14 06 03 0212	AMEN > AMENDMENT	06/02/14	600.00	8
__	14 05 07 0297	AMEN > AMENDMENT	05/20/14	200.00	7
__	14 01 54 0896	RAC > REGISTERED AGE	01/23/14		2
__	13 04 09 0012	NEWC > NEW CHARTER	04/23/13	200.00	4

COMMAND: ....
4AÛ　　06,014

1909050491

1909050491

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, SEPTEMBER 16, 2019

The State Corporation Commission has found the accompanying articles submitted on behalf of

Belle Isle Craft Spirits, Inc.

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF RESTATEMENT

be issued and admitted to record with the articles of restatement in the Office of the Clerk of the Commission, effective September 16, 2019.

The corporation is granted the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.

STATE CORPORATION COMMISSION

By Judith Williams Jagdmann

Judith Williams Jagdmann
Commissioner

19-09-13-1229
AMENACPT
CIS0336

1909050491

ARTICLES OF RESTATEMENT OF

BELLE ISLE CRAFT SPIRITS, INC.

The undersigned, on behalf of the corporation set forth below, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, states as follows:

1. The name of the corporation immediately prior to restatement is Belle Isle Craft Spirits, Inc.

2. The restatement contains an amendment to the articles of incorporation.

3. The text of the amended and restated articles of incorporation is attached hereto.

4. The restatement was adopted by the corporation on August 28, 2019.

5. The restatement was proposed by the board of directors and submitted to the shareholders in accordance with the provisions of Title 13.1, Chapter 9 of the Code of Virginia, and:

(a) The designation, number of outstanding shares, and number of votes entitled to be cast by each voting group entitled to vote separately on the restatement were:

Designation	Number of outstanding shares	Number of votes
Common Stock	164,300	164,300
Series A Preferred Stock	208,560	208,560

(b) The total number of votes cast for and against the restatement by each voting group entitled to vote separately on the restatement was:

Voting group	Total votes **FOR**	Total votes **AGAINST**
Common Stock	164,300	0
Series A Preferred Stock	174,331	7,126

(c) And the number cast for the restatement by each voting group was sufficient for approval by that voting group.

Executed in the name of the corporation by:

X ______________________ Date: September 12, 2019

Vincent Riggi President

Corporation's SCC ID no.: 07639412

19677428-v1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

BELLE ISLE CRAFT SPIRITS, INC.

ARTICLE I.

The name of this corporation is Belle Isle Craft Spirits, Inc. (the "***Corporation***").

ARTICLE II.

The address of the registered office of this Corporation in the Commonwealth of Virginia is 615 Maury Street, Richmond, VA 23224, in the City of Richmond, and the name of the registered agent of this Corporation in the Commonwealth of Virginia at such address is Vincent Riggi, a resident of Virginia and an officer of the Corporation.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the laws of the Commonwealth of Virginia.

ARTICLE IV.

A. Classes of Stock.

1. The Corporation is authorized to issue two classes of capital stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of capital stock authorized to be issued is 1,719,362 shares, consisting of (i) 941,831 shares of Common Stock, par value $0.001 per share (the "***Common Stock***"), and (ii) 777,531 shares of Preferred Stock, par value $0.001 per share (the "***Preferred Stock***"), of which 50,000 shares shall be designated as Series A-1 Preferred Stock (the "***Series A-1 Preferred***"), 71,255 shares shall be designated as Series A-2 Preferred Stock (the "***Series A-2 Preferred***"), 95,899 shares shall be designated as Series A-3 Preferred Stock (the "***Series A-3 Preferred***" and, together with the Series A-1 Preferred and the Series A-2 Preferred, the "***Series A Stock***") and 560,377 shares shall be designated as Series B Preferred Stock (the "***Series B Preferred***" and, together with the Series A-1 Preferred, the Series A-2 Preferred, the Series A-3 Preferred and the Common Stock, the "***Stock***").

2. Upon the effective date of the filing of this Amended and Restated Articles of Incorporation (the "**Effective Date**"): (i) every one (1) share of the Corporation's Series A Preferred Stock (the "**Former Series A Preferred Stock**") which was issued at an effective price of $10.00 per share and which is outstanding immediately prior to the Effective Date shall be designated as one (1) share of Series A-1 Preferred, (ii) every one (1) share of the Corporation's Former Series A Preferred Stock which was issued at an effective price of $17.54 per share and which is outstanding immediately prior to the Effective Date shall be designated as

one (1) share of Series A-2 Preferred; and (iii) every one (1) share of the Corporation's Former Series A Preferred Stock which was issued at an effective price of $21.01 per share and which is outstanding immediately prior to the Effective Date shall be designated as one (1) share of Series A-3 Preferred. Each certificate that immediately prior to the filing of this Amended and Restated Articles of Incorporation represented shares of Former Series A Preferred Stock shall, from and after the Effective Date, automatically and without the necessity of presenting the same for exchange, thereafter represent one share of Series A-1 Preferred, Series A-2 Preferred or Series A-3 Preferred, as applicable; provided, that each person of record holding a stock certificate or certificates that represented shares of Former Series A Preferred Stock shall receive, upon surrender of such certificate or certificates following the Effective Date, a new certificate or certificates evidencing and representing the number of shares of Series A-1 Preferred, Series A-2 Preferred or Series A-3 Preferred, as applicable, to which such person is entitled under the foregoing designation.

B. <u>**Rights, Preferences and Restrictions of Preferred Stock**</u>. The respective rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Section B of Article IV.

1. <u>**Liquidation Preference**</u>.

(a) Upon the occurrence of any Liquidation Event (as defined below), the holders of shares of Series B Preferred then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (a) one times (1x) the Series B Original Issue Price (as defined below) together with any dividends declared but unpaid thereon, and (b) such amount per share of Series B Preferred as would have been payable had all shares of Series B Preferred been converted into Common Stock pursuant to Section B.2 of Article IV immediately prior to such Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "***Series B Liquidation Amount***"). If upon any such Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series B Preferred the full amount to which they shall be entitled under this Section B.1(a) of Article IV, the holders of shares of Series B Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "***Series B Original Issue Price***" shall mean $30.14781 per share of Series B Preferred subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

(b) Upon the occurrence of any Liquidation Event, after the full payment of the Series B Liquidation Amount, the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred then outstanding, treated as a single class for the purpose of this Section B.1(b) of Article IV, shall (on a *pari passu* basis) be entitled to be paid out of the assets of the Corporation available for distribution

to its shareholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to: (i) with respect to the Series A-1 Preferred Stock, one and four-tenths times (1.4x) the Series A-1 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "***Series A-1 Liquidation Amount***"); (ii) with respect to the Series A-2 Preferred Stock, one and four-tenths times (1.4x) the Series A-2 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "***Series A-2 Liquidation Amount***"); and (iii) with respect to the Series A-3 Preferred Stock, one and four-tenths times (1.4x) the Series A-3 Original Issue Price together with any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "***Series A-3 Liquidation Amount***"). If upon any such Liquidation Event the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred the full amount to which they shall be entitled under this Section B.1(b) of Article IV, the holders of shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "***Series A-1 Original Issue Price***" shall mean $10.00 per share for the Series A-1 Preferred, the "***Series A-2 Original Issue Price***" shall mean $17.54 per share for the Series A-2 Preferred, and the "***Series A-3 Original Issue Price***" shall mean $21.01 per share for the Series A-3 Preferred each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

(c) Upon the occurrence of any Liquidation Event, after the payment in full of the Series B Liquidation Amount, the Series A-1 Liquidation Amount, the Series A-2 Liquidation Amount and the Series A-3 Liquidation Amount, the remaining assets of the Corporation available for distribution to its shareholders shall be distributed among the holders of shares of Common Stock, Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Articles of Incorporation immediately prior to such Liquidation Event.

(d) Unless waived in any specific instance by the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a separate class (which majority includes the holders of a majority of the Series B Preferred, voting as a separate class) (the "***Preferred Majority***"), in any specific instance a "***Liquidation Event***" shall mean any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, and shall be deemed to be occasioned by, or to include:

(i) a sale or transfer of all or substantially all of the assets of the Corporation in any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition

of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger or consolidation);

(ii) any merger, consolidation or reorganization to which Corporation is a party, by means of any transaction or series of related transactions (including, without limitation, any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets, stock acquisition, reorganization, merger or consolidation), except for a merger, consolidation or reorganization in which Corporation is the surviving corporation or after giving effect to such merger, consolidation or reorganization, the holders of Corporation's outstanding capital stock (on a fully-diluted basis) immediately prior to the merger, consolidation or reorganization or their affiliates will own, immediately following the merger, consolidation or reorganization, capital stock holding a majority of the voting power of Corporation or the surviving corporation, as the case may be;

(iii) any sale or series of sales of shares of Corporation's capital stock by the holders thereof which results in any person or group of affiliated persons (other than the current owners of Corporation's capital stock) owning capital stock holding a majority of the voting power of Corporation; or

(iv) any liquidation, dissolution or winding up of Corporation; except that the consolidation with a wholly-owned subsidiary of the Corporation, or a merger effected exclusively to change the domicile of the Corporation, or the sale by the Corporation of shares of its capital stock to investors in bona fide equity financing transactions, or in a Qualified Public Offering (as defined below), shall not be deemed a Liquidation Event for this purpose.

(e) If any of the assets of the Corporation as a result of a Liquidation Event are to be distributed in a form other than cash, its value will be deemed its fair market value as determined in any acquisition agreement between the Corporation and the acquiring party, and if there is no such agreement, then in good faith by the Board of Directors. Any securities to be delivered to the holders of the Preferred Stock or Common Stock, as the case may be, shall be valued as follows:

(i) If traded on a securities exchange or through the NASDAQ Global Market System (or a similar national quotation system) or the NASDAQ Capital Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) day period ending three (3) days prior to the closing;

(ii) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing;

(iii) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors; and

(iv) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be valued at an appropriate level to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(f) The Corporation shall give each holder of record of Preferred Stock written notice of an impending transaction that would constitute a Liquidation Event not later than thirty (30) days prior to the shareholders' meeting called to approve such transaction, or thirty (30) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holder in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction, and the Corporation shall thereafter give such holder prompt notice of any material changes. The transaction shall in no event take place sooner than thirty (30) days after the Corporation has given the first notice provided for herein or sooner than thirty (30) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened or waived entirely upon the Corporation's receipt of written consent of the holders of Preferred Majority.

2. **Conversion**. The holders of outstanding shares of Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

(a) Right to Convert. Each share of the Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into one fully paid and nonassessable share of Common Stock.

(b) Automatic Conversion. Each share of the Preferred Stock shall automatically be converted into one share of Common Stock upon the earlier of (i) immediately prior to the closing of the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with aggregate gross proceeds to the Corporation of at least $25,000,000 before deduction of underwriting discounts, registration fees and the like (a "***Qualified Public Offering***"), and (ii) upon the vote of the Preferred Majority.

(c) Mechanics of Conversion.

(i) Before any holder of the shares of the Preferred Stock shall be entitled to convert the same into shares of Common Stock pursuant to Section B.2 of Article IV, such holder shall surrender any certificate or certificates therefor, duly endorsed, at the office of the Corporation or to any transfer agent for such shares of the Preferred Stock. If conversion is to be effected pursuant to

Section B.2(a) of Article IV above, a holder shall give written notice to the Corporation at its principal corporate office, of its election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued; provided, however, that any failure by a holder to comply with these provisions shall not have any effect on the automatic conversion of such holder's shares, which shall in any event be deemed to have converted, automatically and without any further action on the part of the holder or the Corporation, in accordance with Section B.2(b) above. The Corporation shall, as soon as practicable thereafter, issue and deliver to such holder of the shares of Preferred Stock or to the nominee or nominees of such holder (A) a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, and (B) such amount of cash, if any, as shall represent payment of declared but unpaid dividends. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.

(ii) If the conversion is in connection with a Qualified Public Offering, or any event that would be deemed to be a Liquidation Event, the conversion may, at the election of the holder of Preferred Majority, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering or the closing of such Liquidation Event, as the case may be, in which event the person(s) entitled to receive the Common Stock upon conversion of the shares of Preferred Stock shall not be deemed to have converted such shares of Preferred Stock until immediately prior to the closing of such sale of securities pursuant to such offering or the closing of such Liquidation Event, as the case may be.

(d) Recapitalizations. If at any time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in these Amended and Restated Articles of Incorporation (these "***Amended Articles***")), provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of their shares of the Preferred Stock the number of shares of Common Stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section B.2 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section B.2 shall be applicable after that event as nearly equivalent as may be practicable.

(e) No Impairment. The Corporation will not, by amendment of these Amended Articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be

observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section B.2 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock.

(f) No Fractional Shares. No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash in an amount equal to the product (calculated to the nearest cent) of such fraction and the fair market value of one share of Common Stock as determined in good faith by the Board of Directors.

(g) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of capital stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least twenty (20) days prior to such record date, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(h) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of the shares of the Preferred Stock, the Corporation will promptly take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to this Amended Articles.

(i) Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section B.2. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

19905 0491

(j) Status of Converted Stock. In the event any shares Preferred Stock shall be converted pursuant to Section B.2 above, the shares so converted shall be canceled (except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section B.2(f) and to receive payment of any dividends declared but unpaid thereon), shall not be returned to the status of authorized but undesignated shares of Preferred Stock, and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following conversion.

3. **Voting Rights; Board of Directors; Protective Provisions**.

(a) General Voting Rights. On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Amended Articles, the holders of Series A-1 Preferred, the holders of Series A-2 Preferred, the holders of Series A-3 Preferred and the holders of Series B Preferred shall vote together with the holders of Common Stock as a single class.

(b) Board of Directors.

(i) For so long as at least 156,420 shares of Series A Stock remain outstanding, the holders of the Series A Stock, exclusively and voting together as a separate class, shall be entitled to elect one (1) director (the "***Series A Director***") at a shareholders' meeting duly called for that purpose or pursuant to a written consent of the Corporation's shareholders for the election of directors, and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director.

(ii) The holders of the Series B Preferred, exclusively and voting together as a separate class, shall be entitled to elect one (1) director (the "***Series B Director***") at a shareholders' meeting duly called for that purpose or pursuant to a written consent of the Corporation's shareholders for the election of directors, and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director.

(iii) The holders of the Common Stock, exclusively and voting as a separate class, shall be entitled to elect three (3) directors (the "***Common Directors***") at a shareholder's meeting duly called for that purpose or pursuant to a written consent of the Corporation's shareholders for the election of directors, and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such directors.

(iv) Except as otherwise provided in this Section B.3(b) or in any agreement among shareholders and the Corporation, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote, or written consent in lieu of a meeting of the holders, of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section B.3(b).

4. **Restrictions and Limitations.**

(a) The Corporation shall not, and shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Amended Articles) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series B Preferred given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class:

(i) Amend the Amended Articles in a manner that would alter, change, or repeal any of the rights, preferences, privileges or restrictions of the Series B Preferred so as to adversely affect the Series B Preferred;

(ii) Increase the total number of authorized shares of Series B Preferred by more than twenty percent (20%);

(iii) Create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges which are *pari passu* or senior to the Series B Preferred;

(iv) Create or authorize the creation of any debt security (including any loan from a third party) without the prior approval of the Board of Directors; or

(v) Enter into any contract or transaction between the Corporation and a director or shareholder or an affiliate or close relative of any director or shareholder without the prior approval of the Corporation's Board of Directors, including the approval of the Series B Director.

(b) For so long as at least 52,140 shares of the Series A Stock remain outstanding, the Corporation shall not, and shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Amended Articles) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series A Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class:

(i) Amend the Amended Articles in a manner that would alter, change, or repeal any of the rights, preferences, privileges or restrictions of the any series of Series A Stock so as to adversely affect that series of Series A Stock;

1909050491

(ii) Increase the total number of authorized shares of any series of Series A Stock by more than twenty percent (20%);

(iii) Create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges which are *pari passu* or senior to any series of Series A Stock;

(iv) Create or authorize the creation of any debt security (including any loan from a third party) without the prior approval of the Board of Directors; or

(v) Enter into any contract or transaction between the Corporation and a director or shareholder or an affiliate or close relative of any director or shareholder without the prior approval of the Corporation's Board of Directors, including the approval of the Series A Director.

5. **Dividends**. The holders of the Preferred Stock shall not be entitled to any annual or other dividend, except when, as and if to the extent that dividends are declared and paid upon or set aside for any Common Stock, the holders of the Preferred Stock shall be entitled to share in such dividends *pro rata* in accordance with the number of shares of Common Stock into which such Preferred Stock is then convertible pursuant to Section B(2) of this Article IV.

C. Common Stock. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings).

ARTICLE V.

The Corporation is to have perpetual existence.

ARTICLE VI.

The liability of any director or officer of the Corporation for monetary damages in any proceeding brought by or in the right of the Corporation or brought by or on behalf of shareholders of the Corporation shall be eliminated to the fullest extent permitted by the Virginia Stock Corporation Act, as it presently exists or may hereafter be amended. If the Virginia Stock Corporation Act is amended after approval by the shareholders of this Article to authorize Corporation action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Virginia Stock Corporation Act as so amended.

ARTICLE VII.

The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors.

ARTICLE VIII.

Meetings of shareholders may be held within or without the Commonwealth of Virginia, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) either inside or outside the Commonwealth of Virginia at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE IX.

Election of directors at an annual or special meeting of shareholders need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE X.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended Articles, in the manner now or hereafter prescribed by statute and by this Amended Articles, and all rights conferred on shareholders herein are granted subject hereto.

ARTICLE XI.

The Corporation shall indemnify each of the Corporation's directors and officers in each and every situation where the Corporation is permitted or empowered to make such indemnification. The Corporation may, in the sole discretion of the Board of Directors of the Corporation, indemnify any other person who may be indemnified to the extent the Board of Directors deems advisable, to the extent permitted by law.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE XII.

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee or officer of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, shareholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE XIII.

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for the City of Richmond, Virginia shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's shareholders, or (iii) any action asserting a claim arising pursuant to any provision of Virginia corporation law or the Corporation's articles of incorporation or bylaws.

ARTICLE XIV.

Action by the shareholders of the corporation by less than unanimous written consent is hereby authorized provided that any such action shall comply with the requirements of Section 13.1-657 of the Virginia Stock Corporation Act, including without limitation that the holders of not less than the minimum number of outstanding shares of each voting group entitled to vote on the action that would be required to adopt or take the action at a shareholders' meeting at which all shares of each voting group entitled to vote on the action were present and voted shall have signed written consents setting forth the action to be adopted or taken.

EXHIBIT G TO FORM C

TTW Materials

BELLE ISLE
MOONSHINE

Hey <<What's your first name?>>,

First, I just wanted to say thank you to everyone who has purchased our limited-release **Lemon Drop.** It's been flying off the shelves, and you all have made it our best launch so far in 2023!

In other big news - we're getting ready to launch our crowdfunding campaign on **StartEngine**! We're ready to take moonshine to new heights and hope you'll join us on our mission.

We'll have more updates and details on how you can get involved in just a few days, but first wanted to share a little more info on crowdfunding in general.

LEARN HOW TO INVEST IN BELLE ISLE!

WHAT IS EQUITY CROWDFUNDING?
Regulation Crowdfunding gives eligible companies of all types an opportunity to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well.

In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the **JOBS Act,** the general public can now invest in capital raising by start-up companies.

WHAT IS STARTENGINE?
StartEngine is a platform that allows companies to raise capital by exchanging capital for securities (equity or debt). Rather than asking friends, family or traditional investors to donate money to help raise funds, StartEngine enables companies to raise capital by offering investment opportunities to fans and the general public.

Thanks for being part of our journey so far. We're excited to take things to the next level with your help. Let's grow Belle Isle together!

Cheers,

Vincent Riggi
Co-Founder/CEO, Belle Isle Craft Spirits

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

BELLE ISLE
MOONSHINE

Hey <<What's your first name?>>,

We've got some exciting news to share! We've made a big decision — we're giving each and every one of our fans the chance to invest and become a proud owner of a slice of Belle Isle Moonshine! We can't spill all the details just yet due to those pesky SEC restrictions, but we couldn't wait to give you all the scoop first. After all, it's your support that has brought us to where we are today.

We've come a long way in the past 10 years, and as part of the Belle Isle family, we'd be absolutely thrilled to have you as a co-owner as we continue to conquer the Virginia market and expand nationwide!

Here's the deal: normally, pre-IPO investment opportunities are typically reserved for those bigwig institutional investors. But we're not about doing things the typical way at Belle Isle. We think this could be the perfect opportunity for you — the awesome people who have helped us build this brand over the past decade.

We'll give you a heads-up before the launch, but get ready to act fast because we'll be dishing out extra bonuses and incentives to those who invest within the first two weeks of the campaign. Oh, the round will close as soon as we hit our goal!

Click here to be the first to know when our campaign goes live, and to learn more about investing in us on StartEngine. Trust us, this is an opportunity you won't want to miss out on!

LEARN MORE

Let's grow Belle Isle together!

Cheers,



Vincent Riggi
Co-Founder/CEO, Belle Isle Craft Spirits

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.